     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 19, 2000



                                                      REGISTRATION NO. 333-38796

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                            ------------------------

A. EXACT NAME OF TRUST:



                       GOVERNMENT SECURITIES EQUITY TRUST


                                   SERIES 11


B. NAME OF DEPOSITOR:

                       PRUDENTIAL SECURITIES INCORPORATED

                            ------------------------

C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICE:

                               ONE SEAPORT PLAZA
                                199 WATER STREET
                            NEW YORK, NEW YORK 10292

                            ------------------------

D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:


          NOAH D. SORKIN, ESQ.                           Copy to:
   PRUDENTIAL SECURITIES INCORPORATED              KENNETH W. ORCE, ESQ.
            ONE SEAPORT PLAZA                     CAHILL GORDON & REINDEL
            199 WATER STREET                          80 PINE STREET
        NEW YORK, NEW YORK 10292                 NEW YORK, NEW YORK 10005


E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:


                        AN INDEFINITE NUMBER OF UNITS OF
                  GOVERNMENT SECURITIES EQUITY TRUST SERIES 11
                    PURSUANT TO RULE 24F-2 PROMULGATED UNDER
                 THE INVESTMENT COMPANY ACT OF 1940 AS AMENDED.


F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

                                   INDEFINITE

G. AMOUNT OF FILING FEE:

                                      N/A

                            ------------------------

H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

                AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
                         OF THE REGISTRATION STATEMENT.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  GOVERNMENT SECURITIES EQUITY TRUST SERIES 11


                             CROSS-REFERENCE SHEET

                      PURSUANT TO RULE 404 OF REGULATION C
                        UNDER THE SECURITIES ACT OF 1933

                 (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION AS
                         TO THE PROSPECTUS IN FORM S-6)

                 FORM N-8B-2                             FORM S-6
                 ITEM NUMBER                       HEADING IN PROSPECTUS
    -------------------------------------  -------------------------------------

                    I. ORGANIZATION AND GENERAL INFORMATION

 1. (a) Name of Trust....................  Prospectus front cover

    (b) Title of securities issued.......  Prospectus front cover

 2. Name and address of each depositor...  Sponsor, Prospectus back cover

 3. Name and address of trustee..........  Trustee

 4. Name and address of each principal
      underwriter........................  Sponsor

 5. State of organization of trust.......  The Trust

 6. Execution and termination of trust
      agreement..........................  Summary of Essential Information; The
                                             Trust; Amendment and Termination of
                                             the Indenture--Termination

 7. Changes of Name......................  *

 8. Fiscal year..........................  *

 9. Litigation...........................  *

        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10. (a) Registered or bearer
          securities.....................  *

    (b) Cumulative or distributive
          securities.....................  *

    (c) Redemption.......................  Rights of Unit Holders--Redemption

    (d) Conversion, transfer, etc........  Rights of Unit Holders--Redemption

    (e) Periodic payment plan............  *

    (f) Voting rights....................  *

    (g) Notice to certificateholders.....  The Trust; Rights of Unit
                                             Holders--Reports and Records;
                                             Sponsor--Responsibility; Sponsor--
                                             Resignation; Trustee--Resignation;
                                             Amendment and Termination of the
                                             Indenture

    (h) Consents required................  The Trust; Amendment and Termination
                                             of the Indenture

    (i) Other provisions.................  Tax Status

------------------
* Inapplicable, answer negative or not required.

11. Type of securities comprising
      units..............................  Prospectus front cover; Objective;
                                             Security Selection; The Trust

12. Certain information regarding
      periodic payment certificates......  *

13. (a) Load, fees, expenses, etc........  Summary of Essential Information;
                                             Public Offering of Units--Public
                                             Offering Price; Public Offering of
                                             Units--Profit of Sponsor; Public
                                             Offering of Units--Volume Discount;
                                             Public Offering of Units--Employee
                                             Discount; Exchange Option;
                                             Reinvestment Program; Expenses and
                                             Charges

    (b) Certain information regarding
          periodic payment certificates..  *

    (c) Certain percentages..............  Summary of Essential Information;
                                             Public Offering of Units--Public
                                             Offering Price; Public Offering of
                                             Units--Profit of Sponsor; Public
                                             Offering of Units--Volume Discount;
                                             Public Offering of Units--Employee
                                             Discount; Exchange Option

    (d) Price differentials..............  Public Offering of Units--Employee
                                             Discount

    (e) Certain other fees, etc. payable
          by holders.....................  Rights of Unit Holders--Certificates

    (f) Certain other profits receivable
          by depositor, principal
          underwriter, trustee or
          affiliated persons ............  Rights of Unit Holders--Redemption--
                                             Purchase by the Sponsor of Units
                                             Tendered for Redemption

    (g) Ratio of annual charges to
          income.........................  *

14. Issuance of trust's securities.......  The Trust; Rights of Unit
                                             Holders--Certificates

15. Receipt and handling of payments from
      purchasers.........................  *

16. Acquisition and disposition of
      underlying securities..............  The Trust--Trust Formation; The
                                             Trusts--Securities Selection;
                                             Rights of Unit Holders--Redemption;
                                             Sponsor--Responsibility

17. Withdrawal or redemption.............  Rights of Unit Holders--Redemption

18. (a) Receipt, custody and disposition
          of income......................  Rights of Unit Holders--
                                             Distributions; Rights of Unit
                                             Holders--Reports and Records

    (b) Reinvestment of distributions....  Reinvestment Program

    (c) Reserves or special funds........  Expenses and Charges; Rights of Unit
                                             Holders--Distributions

    (d) Schedule of distributions........  *

19. Records, accounts and reports........  Rights of Unit Holders--
                                             Distributions; Rights of Unit
                                             Holders--Reports and Records

20. Certain miscellaneous provisions of
      trust agreement....................  Sponsor--Limitations on Liability;

------------------
* Inapplicable, answer negative or not required.

    (a) Amendment........................  Sponsor--Resignation;

    (b) Termination......................  Trustee--Limitations on Liability;

    (c) and (d) Trustee, removal and
          successor......................  Trustee--Resignation;

    (e) and (f) Depositor, removal and
          successor......................  Amendment and Termination of the
                                             Indenture

21. Loans to security holders............  *

22. Limitation on liability..............  The Trust; Sponsor--Limitations on
                                             Liability; Trustee--Limitations on
                                             Liability; Evaluator--Limitations
                                             on Liability

23. Bonding arrangements.................  Additional Information--Item A

24. Other material provisions of trust
      agreement..........................  *

        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25. Organization of depositor............  Sponsor

26. Fees received by depositor...........  *

27. Business of depositor................  Sponsor

28. Certain information as to officials
      and affiliated persons of
      depositor..........................  Contents of Registration
                                             Statement--Part II

29. Companies controlling depositor......  Sponsor

30. Persons controlling depositor........  *

31. Payments by depositor for certain
      services rendered to trust.........  *

32. Payments by depositor for certain
      other services rendered to trust...  *

33. Remuneration of employees of
      depositor for certain services
      rendered to trust..................  *

34. Remuneration of other persons for
      certain services rendered to
      trust..............................  *

35. Distribution of trust's securities in
      states.............................  Public Offering of Units--Public
                                             Distribution

36. Suspension of sales of trust's
      securities.........................  *

37. Revocation of authority to
      distribute.........................  *

38. (a) Method of distribution...........  Public Offering of Units

    (b) Underwriting agreements..........  Public Offering of Units

    (c) Selling agreements...............  Public Offering of Units

39. (a) Organization of principal
          underwriter....................  Sponsor

    (b) N.A.S.D. membership of principal
          underwriter ...................  Sponsor

40. Certain fees received by principal
      underwriter........................  *

41. (a) Business of principal
          underwriter....................  Sponsor

------------------
* Inapplicable, answer negative or not required.

    (b) Branch offices of principal
          underwriter....................  Sponsor

    (c) Salesmen of principal
          underwriter....................  *

42. Ownership of trust's securities by
      certain persons ...................  *

43. Certain brokerage commissions
      received by principal
      underwriter........................  *

44. (a) Method of valuation..............  Summary of Essential Information;
                                             Public Offering of Units--Public
                                             Offering Price; Public Offering of
                                             Units--Public Distribution; Public
                                             Offering of Units--Secondary
                                             Markets

    (b) Schedule as to offering price....  *

    (c) Variation in offering price to
          certain persons................  Public Offering of Units--Public
                                             Distribution; Public Offering of
                                             Units--Volume Discount; Public
                                             Offering of Units--Employee
                                             Discount; Exchange Option

45. Suspension of redemption rights......  *

46. (a) Redemption Valuation.............  Summary of Essential Information;
                                             Rights of Unit Holders--Redemption
                                             --Computation of Redemption
                                             Price per Unit

    (b) Schedule as to redemption
          price..........................  *

47. Maintenance of position in underlying
      securities.........................  Public Offering of Unit--Secondary
                                             Market; Rights of Unit
                                             Holders--Redemption--Computation of
                                             Redemption Price per Unit; Rights
                                             of Unit Holders--Redemption--
                                             Purchase by the Sponsor of Units
                                             Tendered for Redemption

              IV. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Organization and regulation of
      trustee............................  Trustee

49. Fees and expenses of trustee.........  Expenses and Charges

50. Trustee's lien.......................  Expenses and Charges--Other Charges

          V. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Insurance of holders of trust's
      securities.........................  *

                            VI. POLICY OF REGISTRANT

52. (a) Provisions of trust agreement
          with respect to selection or
          elimination of underlying
          securities.....................  Prospectus front cover; The
                                             Trust--Trust Formation; The
                                             Trust--Objectives and Securities
                                             Selection; Sponsor--Responsibility

------------------
* Inapplicable, answer negative or not required.

    (b) Transactions involving
          elimination of underlying
          securities.....................  *

    (c) Policy regarding substitution or
          elimination of underlying
          securities.....................  Sponsor--Responsibility

    (d) Fundamental policy not otherwise
          covered........................  *

53. Tax status of trust..................  Prospectus front cover; Tax Status

                   VII. FINANCIAL AND STATISTICAL INFORMATION

54. Trust's securities during last ten
      years..............................  *

55.

56. Certain information regarding
      periodic payment certificates......  *

57.

58.

59. Financial statements
      (Instruction 1(c) to Form S-6).....  Statement of Financial Condition

------------------
* Inapplicable, answer negative or not required.

                       GOVERNMENT SECURITIES EQUITY TRUST
                                   SERIES 11


                                     [LOGO]

--------------------------------------------------------------------------------

o United States Treasury issued notes or bonds paying no current interest

o Class A shares of the Prudential Jennison Growth Fund

--------------------------------------------------------------------------------

SPONSOR:                                                       [LOGO] PRUDENTIAL
                                                                      SECURITIES


PLEASE READ AND RETAIN                            Prospectus dated July 19, 2000
THIS PROSPECTUS FOR FUTURE REFERENCE.


--------------------------------------------------------------------------------

The Securities and Exchange Commission has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

                      [This Page Intentionally Left Blank]

--------------------------------------------------------------------------------

     This Prospectus does not contain all the information with respect to the investment company set forth in its registration and exhibits relating thereto which have been filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

--------------------------------------------------------------------------------

                  GOVERNMENT SECURITIES EQUITY TRUST SERIES 11

                               TABLE OF CONTENTS

                                                          PAGE
                                                          ----
Summary of Essential Information.......................    A-5
Independent Auditors' Report...........................    A-8
Statement of Financial Condition.......................    A-9
Schedule of Portfolio Securities.......................   A-10
Part B; Government Securities Equity Trust
  Series 11............................................    B-1
Introduction...........................................    B-1
The Trust..............................................    B-1
  Trust Formation......................................    B-1
  Securities Selection.................................    B-2
  Stripped U.S. Treasury Obligations...................    B-2
  Prudential Jennison Growth Fund......................    B-2
  Financial Highlights.................................    B-3
  Portfolio Managers...................................    B-3
  Investment Objective and Policies....................    B-4
  Derivative Strategies................................    B-4
  Options..............................................    B-4
  Foreign Currency Forward Contracts...................    B-4
  Other Equity-Related Securities......................    B-4
  Foreign Equity Securities............................    B-5
  Short Sales..........................................    B-5
  U.S. Government Securities...........................    B-5
  Mortgage-Related Securities..........................    B-5
  Other Fixed-Income Securities........................    B-5
  Repurchase Agreements................................    B-6
  Money Market Investments.............................    B-6
  Additional Strategies................................    B-6
  Fund Risk Factors....................................    B-6
  Risk of Investment in Units..........................    B-8
  Net Asset Value of the Fund Shares...................    B-8
Fund Distributions and Taxes...........................    B-8
  Litigation...........................................    B-9
  The Units............................................    B-9
Tax Status of the Trust................................    B-9
Retirement Plans.......................................   B-11
Public Offering of Units...............................   B-11
  Public Offering Price................................   B-11
  Sales Charge.........................................   B-12
  Public Distribution..................................   B-12
  Secondary Market.....................................   B-12

                                                          PAGE
                                                          ----

  Profit of Sponsor....................................   B-13
  Volume Discount......................................   B-13
  Employee Discount....................................   B-14
Exchange Option........................................   B-14
Reinvestment of Trust Distributions....................   B-15
Expenses and Charges...................................   B-16
  Organizational Costs.................................   B-16
  Trust Fees and Expenses..............................   B-16
  Creation and Development Fee.........................   B-16
  Other Charges........................................   B-16
  Payment..............................................   B-17
Rights of Unit Holders.................................   B-18
  Ownership of Units...................................   B-17
  Certain Limitations..................................   B-17
  Distributions........................................   B-17
  Reports and Records..................................   B-18
  Tender of Units for Redemption.......................   B-18
Purchase by the Sponsor of Units Tendered for
  Redemption...........................................   B-19
Computation of Redemption Price per Unit...............   B-19
Comparison of Public Offering Price and Redemption
  Price................................................   B-20
Sponsor................................................   B-20
  Limitations on Liability.............................   B-20
  Responsibility.......................................   B-20
  Resignation..........................................   B-20
Trustee................................................   B-20
  Limitations on Liability.............................   B-21
  Responsibility.......................................   B-21
  Resignation..........................................   B-21
Evaluator..............................................   B-21
  Limitations on Liability.............................   B-21
  Responsibility.......................................   B-21
  Resignation..........................................   B-22
Amendment and Termination of the Indenture.............   B-22
  Amendment............................................   B-22
  Termination..........................................   B-22
Code of Ethics.........................................   B-23
Legal Opinions.........................................   B-23
Independent Auditors...................................   B-23

THE TRUST


     Government Securities Equity Trust Series 11 consists of one underlying unit investment trust (the "Trust" or "GSET" as the context requires) composed of stripped United States Treasury issued notes or bonds paying no current interest (the "Treasury Obligations") and shares of Class A common stock ("Fund Shares") of the Prudential Jennison Growth Fund (the "Fund"), an open-end, diversified management investment company (the Treasury Obligations and the Fund Shares, collectively, referred to as "Securities").


OBJECTIVES


     The objectives of the Trust are to attempt to obtain safety of capital through investment in stripped United States Treasury issued notes or bonds paying no current interest but accruing income and long-term growth of capital. There is of course, no assurance that the objectives of the Fund or the Trust will be achieved.



     The Trust Portfolio is not managed and has been structured so that a Unit Holder will receive, at the Mandatory Termination Date of the Trust, an amount per Unit at least equal to $15.00 even if the value of the Fund Shares were to decline to zero. On the initial Date of Deposit, the Public Offering Price, including the upfront sales charge, was $12.40 per Unit. If you had bought Units on that date and held the Units to the maturity of the Treasury Obligations you can anticipate receiving proceeds that exceed your purchase price. Of course, whether or not a Unit Holder makes a profit or suffers a loss depends on whether his purchase price was less than or exceeded $12.40 per Unit. If you sell your Units before the Mandatory Termination Date you may suffer a loss to the extent the sale price of your Units is less than the purchase price.



THE FUND IN WHICH THE TRUST INVESTS



     The Fund in which the Trust invests (approximately 50% of the Trust assets) is a managed investment company with the investment objective of long-term growth of capital. The Fund seeks investments whose price will increase over several years. The Fund normally invests at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that is believed to have above-average growth prospects. These companies are generally considered medium-to-large capitalization companies. These companies tend to have:



     o a unique market niche,


     o a strong new product profile, or

     o superior management.

     Equity-related securities in which the Fund primarily invests are common stocks, nonconvertible preferred stocks and convertible securities.


     The Fund considers selling or reducing a stock position when, in the opinion of its investment advisor, the stock has experienced a fundamental disappointment in earnings; it has reached an intermediate-term price objective and its outlook no longer seems sufficiently promising; a relatively more attractive stock emerges; or the stock has experienced adverse price movement.



     The Fund can invest up to 20% of the Fund's assets in foreign equity securities. The Fund may invest in investment-grade fixed-income securities, including mortgage-related securities and in U.S. government obligations. The Fund may also engage in short sales and may use derivatives for hedging or to improve the Fund's returns. The Fund may also hold illiquid securities and may temporarily invest in high-quality foreign or domestic money market instruments. While the Fund makes every effort to achieve its objective, it cannot guarantee success. The Fund's investment objective is a fundamental policy that cannot be changed without shareholder approval. The Fund's Board can change investment policies that are not fundamental.



STRIPPED U.S. TREASURY OBLIGATIONS IN WHICH THE TRUST INVESTS



     The Treasury Obligations in the Trust portfolio consist of United States Treasury Obligations which have been stripped by the United States Treasury of their unmatured interest coupons or those stripped coupons or receipts or certificates evidencing those obligations or coupons. The obligor with respect to the Treasury Obligations is the United States Government.


INVESTMENT RISKS

     Investors should be aware of the risks which an investment in Units of the Trust may entail. During the life of the Trust, the value of the portfolio Securities and hence the Units will fluctuate and therefore the Redemption Price per Unit may be more or less than the price paid by the investor. Changes in the price of the Treasury Obligations and changes in the net asset value of the Fund will affect the price of the Trust's Units.

     An investment in Units should be made with the understanding of the risks inherent in ownership of Fund Shares and Treasury Obligations.

     o You may lose money by buying Units in the Trust.

     o The general condition of the market may weaken.

     The stripped United States Treasury issued notes or bonds do not bear current interest. The value of the Treasury Obligations will fluctuate inversely with change in interest rates. The Treasury Obligations are subject to substantially greater price fluctuations during periods of changing interest rates than securities of comparable quality which make periodic interest payments. See "The Trust--Stripped U.S. Treasury Obligations" in Part B.


     The value of the Fund will change as the value of the underlying portfolio securities of the Fund increases or decreases. Among the principal risks of the Fund is market risk, which is the risk of losses from adverse changes in the stock market. Market risk, which may affect an industry, a sector or the entire market, is the possibility that the market value of an investment may move up or down and that its movement may occur quickly or unpredictably. Because the Fund invests primarily in equity-related securities, there is the risk that the price of a particular stock the Fund owns may go down, or the value of the equity markets or a sector of them could go down. Stock markets are volatile and the securities that the Fund invests in have historically been more volatile than the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") and may present above-average risks. This means that when stock prices decline overall the Fund may decline more than the S&P 500 Index. Also, companies that have an earnings growth rate higher than that of the average S&P 500 company tend to reinvest their earnings rather than distribute them, so the Fund is not likely to receive significant dividend income on its portfolio securities. In addition, different parts of a market can react differently to adverse issuer, market, regulatory, political and economic developments. See "The Trust--Investment Policies and Practices--Fundamental Investment Policy".


     Since the Fund invests in foreign securities, there are additional risks. Foreign markets often are more volatile than U.S. markets and generally are not subject to regulatory requirements comparable to those of U.S. issuers. Changes in currency exchange rates can reduce or increase market performance.


     The Fund invests in debt obligations which have credit, market and interest rate risks. Credit risk is the possibility that an issuer of a debt obligation fails to pay the Fund interest or repay principal. As mentioned above, market risk, which may affect industry, a sector or the entire market, is the possibility that the market value of an investment may move up or down and that its movement may occur quickly or unpredictably. Interest rate risk refers to the fact that the value of most bonds will fall when interest rates rise. The longer the maturity and the lower the credit quality of a bond, the more likely its value will decline.


     Some of the Fund's investment strategies, such as using derivatives and leverage, also involve above-average risks. The Fund may use risk management techniques to try to preserve assets or enhance return. Derivatives may not fully offset the underlying positions and this could result in losses to the Fund that would otherwise have occurred. Leverage risk is the risk associated with investments or trading strategies (such as short sales) that relatively small market movements may result in large changes in the value of an investment.


     Like any investment in securities, an investment in the Fund could lose value and you could lose money. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.



     The Trust is "concentrated" in Fund Shares, so you should be aware that the potential for capital appreciation or losses is directly related to the investment performance of the Fund itself. The Fund has not been structured to generate dividends and therefore dividend distributions by the Trust are likely to be insignificant.



     Although the Trust is structured to return your initial purchase cost of a Unit through the distribution of the Treasury Obligations' maturity value on the mandatory termination date of the Trust, you will have included the accrual of original issue discount on such Treasury Obligations in income for federal income tax purposes and will have paid federal income tax on this accrual. If you hold your Units to Trust maturity you may suffer a loss to the extent your purchase cost of a Unit exceeds $15.00 since the capital protection is limited to the aggregate maturity value per Unit of Treasury Obligations. Similarly, if you sell your Units before Trust maturity you may suffer a loss to the extent that the price you receive upon the sale of your Units is less than the purchase price of your Units.



     FOR ADDITIONAL RISK FACTORS RELATING TO INVESTMENT IN THE FUND SHARES HELD BY THE TRUST, SEE PART B OF THIS PROSPECTUS.


                               PORTFOLIO SUMMARY


     $300,000 face amount of Treasury Obligations maturing on November 15, 2014 and 4,595 Fund Shares were held in the Trust on the Date of Deposit. The Treasury Obligations and the Fund Shares each represented approximately 50% of the total of the aggregate offering side evaluation of Treasury Obligations in the Trust and the aggregate value of Fund Shares on the Date of Deposit.

                                   FEE TABLE

     This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Part B--"Public Offering of Units" and "Expenses and Charges." Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees and an understanding of the costs and expenses that you pay.


                                                                    AMOUNT PER
UNIT HOLDER TRANSACTION EXPENSES                                    100 UNITS
---------------------------------------------                     --------------
Upfront Sales Charge Imposed on Purchase (as
  a percentage of public offering price).....            1.00%(a) $        13.00
Deferred Sales Charge (as a percentage of
  public offering price).....................            4.00%(b)          52.00
                                               --------------     --------------
     Total...................................            5.00%    $        65.00
                                               ==============     ==============
ORGANIZATIONAL COSTS AND EXPENSES(C).........                     $         4.38
                                                                  ==============
ANNUAL TRUST OPERATING EXPENSES (as a
  percentage of average net assets)
  Trustee's Fee..............................             .09%    $         1.13
  Creation and Development Fee(d)............             .25%    $         3.07
Other Operating Expenses (including Portfolio
  Supervision, Bookkeeping and
  Administrative Fees).......................             .11%    $         1.35
                                               --------------     --------------
       Total(e)..............................             .45%    $         5.55
                                               ==============     ==============


                                    EXAMPLE


                                                    CUMULATIVE EXPENSES
                                                      PAID FOR PERIOD:
                                               ------------------------------
                                                   1 YEAR           3 YEARS
                                               --------------  --------------
An investor would pay the following expenses
  on a $10,000 investment, assuming the
  Trust's operating expense ratio and
  organization cost of 0.8% and a 5% annual
  return on the investment throughout the
  periods....................................  $         185   $          700


The Example assumes a redemption and reinvestment of all dividends and distributions and utilizes a 5% annual rate of return. For purposes of the Example, an annual reinvestment of the 5% annual return is assumed. THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR ANNUAL RATE OF RETURN; THE ACTUAL EXPENSES AND ANNUAL RATE OF RETURN MAY BE MORE OR LESS THAN THOSE ASSUMED FOR PURPOSES OF THE EXAMPLE.

------------------


(a) The Upfront Sales Charge is actually the difference between 5.00% and the Deferred Sales Charge ("DSC") ($0.52 per Unit) and would exceed 1% if the Public Offering Price exceeds $1,240.00 per 100 Units.



(b) The actual fee is $6.50 per quarter per 100 Units, irrespective of purchase or redemption price, deducted in 8 quarters of the Trust commencing
    August 1, 2001. If a Holder sells, exchanges or redeems Units before all of these deductions have been made, the balance of the Deferred Sales Charge will be deducted from the Unit proceeds. If the Unit price exceeds $12.40 per Unit, the Deferred Sales Charge will be less than 4%; if the Unit price is less than $12.40 per Unit, the Deferred Sales Charge will exceed 4%.


(c) Investors will bear all or a portion of the costs incurred in organizing the Trust including the costs of the preparation, printing and execution of the Indenture, Registration Statement and other documents relating to the Trust, federal and state registration fees and costs, the initial fees and expenses of the Trustee, legal and auditing expenses and other out of pocket expenses. Estimated organization costs are included in the Public Offering Price and will be reimbursed to the Sponsor at the close of the initial offering period.


(d) The Creation and Development Fee is a new charge that compensates the Sponsor for the creation and development of the Trust. The Trust accrues this fee monthly during the life of the Trust based on its net asset value on the last business day of each month and pays the Sponsor monthly. In connection with the Creation and Development Fee, in no event will the Sponsor collect over the life of the Trust more than 2.25% of a Unit Holder's initial investment. For further information about this fee, see "Creation and Development Fee" later in this Prospectus.



(e) The estimates do not include the cost borne by Unit Holders of purchasing and selling Securities.

                        SUMMARY OF ESSENTIAL INFORMATION
                  GOVERNMENT SECURITIES EQUITY TRUST SERIES 11
                              AS OF JULY 18, 2000*



AGGREGATE MATURITY VALUE OF TREASURY OBLIGATIONS
  INITIALLY DEPOSITED.............................  $      300,000
AGGREGATE NUMBER OF FUND SHARES INITIALLY
  DEPOSITED.......................................           4,595
INITIAL NUMBER OF UNITS...........................          20,000
FRACTIONAL UNDIVIDED INTEREST IN THE TRUST
  REPRESENTED BY EACH UNIT........................      1/20,000th
     Aggregate offering side evaluation of
      Treasury Obligations in the Trust...........  $   122,748.00
     Aggregate value of Fund Shares**.............  $   122,640.55
                                                    --------------
     Aggregate value of Securities in the
      Trust***....................................  $   245,388.55
                                                    --------------
     Divided by 20,000 Units......................  $        12.23
     Plus value of Securities for Organization
      Costs*******................................  $          .04
                                                    --------------
                                                             12.27
     Plus maximum sales charge of 5.00% of Public
      Offering Price (5.263% of net amount
      invested in Securities)****.................  $          .65
     Less Deferred Sales Charge per Unit..........  $          .52
     Upfront Sales Charge per Unit................  $          .13
                                                    --------------
     Public Offering Price per Unit*****..........  $        12.40
                                                    ==============

REDEMPTION AND SPONSOR'S SECONDARY MARKET
  REPURCHASE PRICE PER UNIT******
  (based on the bid side evaluation of underlying
  Treasury Obligations and net asset value of the
  Fund Shares less the Deferred Sales Charge per
  Unit, $.66 less than the Public Offering Price
  per Unit).......................................  $        11.74

QUARTERLY RECORD DATES: November 1, February 1,
  May 1, August 1

QUARTERLY DISTRIBUTION DATES: November 15,
  February 15, May 15, August 15, or as soon thereafter as possible.

MINIMUM PRINCIPAL DISTRIBUTION: No distribution need be made from the Principal Account if the balance therein is less than $2.50 per 100
  Units.

TRUSTEE'S ANNUAL FEE AND ESTIMATED EXPENSES
  (including Evaluator's fee): $2.48 per
  100 Units.+

CREATION AND DEVELOPMENT FEE: $3.07 per 100 Units.

ORGANIZATIONAL EXPENSES: $4.38 per 100 Units.+++

EVALUATOR'S FEE FOR EACH EVALUATION OF TREASURY
  OBLIGATIONS: $5.00

EVALUATION TIME: 4:15 P.M. New York Time

MANDATORY TERMINATION DATE: November 15, 2014++

SPONSOR'S LOSS ON DEPOSIT: $(1,197.00)

MINIMUM VALUE OF TRUST: The Indenture may be terminated if the value of the Trust is less than 40% of the aggregate maturity values of Treasury Obligations calculated after the most recent deposit of Treasury Obligations.

DEFERRED SALES CHARGE DEDUCTION DATES: The 1st day of each quarter commencing August 1, 2001 through and including May 2003.


------------
      * The Date of Deposit. The Date of Deposit is the date on which the Trust Indenture and Agreement was signed and the initial deposit of Securities with the Trustee was made.
     ** Calculated by multiplying aggregate Fund Shares by the current net asset value per share (excluding any sales load on the Fund Shares). *** After deduction of the Deferred Sales Charge then payable (zero on the date of this Summary of Essential Information).

   **** The sales charge consists of an Upfront Sales Charge and a Deferred
        Sales Charge. The Upfront Sales Charge is computed by deducting the Deferred Sales Charge ($.52 per Unit) from the aggregate sales charge (a maximum of 5% of the Public Offering Price); thus on the date of this Summary of Essential Information, the Upfront Sales Charge is $0.13 per Unit or 1.0% of the Public Offering Price. The Upfront Sales Charge is calculated based on the total sales charge at the time of purchase and added to the net asset value of a Unit and, therefore, may vary based on changes in the valuation of the Securities. The Upfront Sales Charge is included in the purchase price at the time of purchase and is reduced on purchases of $100,000 or more (see Part B--"Public Offering of Units--Volume Discount"). The Deferred Sales Charge is paid through reduction of the net asset value of the Trust by $6.50 per 100 Units on each Deferred Sales Charge Deduction Date through the sale of Fund Shares. After the initial offering period, Units may be available for purchase from the Sponsor at a price based upon the bid side evaluation of the Treasury Obligations plus the net asset value of

        Fund Shares plus a sales charge as set forth in Part B, "Public Offering of Units--Volume Discount." The total sales charge consists, after the initial offering period, of a sales charge based on the bid side evaluation of the Treasury Obligations plus the net asset value of Fund Shares calculated as set forth in Part B--Public Offering of Units-- Secondary Market Sales Charge. The Upfront Sales Charge for a secondary market purchase will equal the difference between such total secondary market sales charge and any unpaid DSC remaining at the time of purchase. If a Unit Holder exchanges, redeems or sells his Units to the Sponsor prior to the last Deferred Sales Charge Deduction Date, the Unit Holder is obligated to pay any remaining Deferred Sales Charge, the amount of which will reduce the disposition proceeds.


  ***** The price is computed as of the Date of Deposit. This price may vary on the date of this Prospectus or any subsequent date.


 ****** This price is computed as of the Date of Deposit. This price may vary on the date of this Prospectus or any subsequent date. It reflects deductions for remaining Deferred Sales Charge payments ($.52 per Unit initially).


******* $4.38 per 100 Units will be distributed to the Sponsor to reimburse the Sponsor for the payment of the organization costs. The Securities are subject to the sales charge.


      + See: "Expenses and Charges" herein. The fees accrue quarterly and are payable on each Distribution Date. Estimated distributions from the Fund on the Fund Shares are expected by the Sponsor to be sufficient to pay the estimated expenses of the Trust.


     ++ The Trust may be terminated before the Mandatory Termination Date. See
        Part B--"Amendment and Termination of the Indenture--Termination."

    +++ See Fee Table and Part B--"Expenses and Charges--Organizational Costs."


     For an explanation of the management fees paid by the Fund (as of September 30, 1999, 0.60% of Fund average net assets), see page B-2.

SPECIAL CHARACTERISTICS OF THE TRUST

     DISTRIBUTIONS: The Trustee will distribute dividends and 12b-1 fees relating to the Fund Shares received by the Trust (net of expenses) and return of capital, if any, on or shortly after each Quarterly Distribution Date to Unit Holders of record on the Record Date immediately before that Quarterly Distribution Date. (See Part B--"Rights of Unit Holders--Distributions.") We can not assure that there will be any amounts available for distribution to Unit Holders because the expenses of the Trust may exceed the dividend income and 12b-1 fees received by the Trust. Accrual of original issue discount on the Treasury Obligations will not be distributed on a current basis, although Unit Holders will be subject to income tax at ordinary income rates as if a current distribution of such amounts had been made. You may invest distributions from the Trust in additional Units of the Trust.


     PUBLIC OFFERING PRICE: The Public Offering Price of the Units of the Trust during the initial offering period is based on the net asset value of the underlying Fund Shares and the offer side evaluation of the Treasury Obligations in the Trust's Portfolio divided by the number of Units outstanding in the Trust, plus the applicable sales charge. A proportionate share of amounts, if any, in the Income Account is also added to the Public Offering Price. (See
Part B--"Public Offering of Units--Public Offering Price") The Upfront Sales Charge will vary with changes in the aggregate sales charge. After the initial public offering period, in the secondary market, the Public Offering Price of the Units is computed by adding to the aggregate bid side evaluation of the Treasury Obligations the aggregate net asset value of Fund Shares in the Trust, dividing such sum by the number of Units outstanding and then adding a sales charge of 5% of the Public Offering Price (5.263% of the net amount invested). The Upfront Sales Charge for a secondary market purchase will equal the difference between such total secondary market sales charge and any unpaid DSC remaining at the time of purchase. Any money in the Income and Principal Accounts other than money required to redeem tendered Units will be added to the Public Offering Price.



     Unit Holders investing the proceeds of distribution from a Series of National Equity Trust upon purchase of Units of the Trust, will be subject only to the Deferred Sales Charge on those Units. If a Unit Holder exchanges, redeems or sells his Units to the Sponsor before the last Deferred Sales Charge Deduction Date, the Unit Holder is obligated to pay any remaining Deferred Sales Charge.


     SECONDARY MARKET: The Sponsor, although not obligated to do so, presently intends to maintain a secondary market for the Units in the Trust as more fully described under Part B--"Public Offering of Units--Secondary Market." If this market is not maintained, a Unit Holder will be able to dispose of his Units only by tendering his Units to the Trustee for redemption. (See Part B--"Rights of Unit Holders--Redemption--Computation of Redemption Price per Unit.") The Sponsor's Repurchase Price, like the Redemption Price, will reflect the deduction from the value of the underlying Securities of any unpaid amount of the Deferred Sales Charge. To the extent the entire Deferred Sales Charge has not been so deducted or paid at the time of redemption of the Units, the remainder will be deducted from the proceeds of redemption or in calculating an in-kind redemption.


     TRUST TERMINATION: The Trust will terminate on the Mandatory Termination Date unless terminated earlier.


     TERMINATION OPTIONS: You must notify the Trustee before the Termination Date of the Trust of the options(s) that you choose. You may elect one or more of the following two options.

     o Receipt of Securities "in-kind"

     o Receipt of the cash value of the Unit

     You may invest the proceeds from the Treasury Obligations in Fund Shares by purchasing Fund Shares directly from the Fund at net asset value.

     Please see the Termination Options section for additional information about each option and for information about how the Trust will terminate.

                          INDEPENDENT AUDITORS' REPORT

TO THE UNIT HOLDERS, SPONSOR AND TRUSTEE
OF THE GOVERNMENT SECURITIES EQUITY TRUST SERIES 11


     We have audited the Statement of Financial Condition including Schedule of Portfolio Securities, of the Government Securities Equity Trust Series 11 as of July 18, 2000. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.



     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of the irrevocable letter of credit for the purchase of securities, as shown in the Statement of Financial Condition and Schedule of Portfolio Securities as of July 18, 2000, by correspondence with The Bank of New York, the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



     In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Government Securities Equity Trust Series 11 as of July 18, 2000, in accordance with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


New York, New York
July 18, 2000

                        STATEMENT OF FINANCIAL CONDITION
                  GOVERNMENT SECURITIES EQUITY TRUST SERIES 11
                      AS OF DATE OF DEPOSIT, JULY 18, 2000


                                 TRUST PROPERTY


Sponsor's Contracts to Purchase underlying Securities backed by an irrevocable letter of credit(a).....................  $  245,388.55
                                                              -------------
          Total.............................................  $  245,388.55
                                                              =============

                  LIABILITY AND INTEREST OF UNIT HOLDERS

Liabilities:
     Payment of deferred portion of sales charge(b).........  $   10,400.00
     Reimbursement to Sponsor for organization costs(e).....         876.00
                                                              -------------
     Subtotal...............................................      11,276.00
                                                              -------------
Interest of Holders:
  Units of fractional undivided interest outstanding:
     Cost to investors(c)...................................     248,000.00
     Less: Gross underwriting commission(d).................     (13,011.45)
     Less: Organization costs(e)............................        (876.00)
                                                              -------------
Net amount applicable to investors..........................     234,112.55
                                                              -------------
          Total.............................................  $  245,388.55
                                                              =============


------------


     (a) The aggregate value of the Securities represented by Contracts to Purchase listed under "Schedule of Portfolio Securities" included herein and their cost to the Trust are the same. An irrevocable letter of credit drawn on Standard Chartered Bank in the amount of $5 million has been deposited with the Trustee for the purchase of Securities pursuant to contracts to purchase such Securities.



     (b) This represents the aggregate amount of mandatory distributions of $0.52 per Unit payable $6.50 per quarter payable on the 1st day of each quarter commencing on August, 2001 through May, 2003. Distributions will be made to an account maintained by the Trustee from which the Holders' Deferred Sales Charge obligation to the Sponsor will be satisfied. If Units are redeemed before May 1, 2003, the remaining portion of the distribution applicable to those Units will be transferred to that account on the redemption date.


     (c) The aggregate Public Offering Price is computed on the basis set forth under "Public Offering of Units--Public Offering Price."


     (d) The aggregate maximum sales charge of 5.0% of the Public Offering Price per Unit is computed on the basis set forth under "Public Offering of Units--Public Offering Price."


     (e) A portion of the Public Offering Price consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The Sponsor will be reimbursed for the organization costs at the close of the initial offering period.

                        SCHEDULE OF PORTFOLIO SECURITIES

                  GOVERNMENT SECURITIES EQUITY TRUST SERIES 11

                       ON DATE OF DEPOSIT, JULY 18, 2000



NAME OF
ISSUER AND
MATURITY AMOUNT/NUMBER OF SHARES                                COST OF
OF SECURITIES REPRESENTED BY                                   SECURITIES
CONTRACTS TO PURCHASE (1)                                      TO TRUST(2)
------------------------------------------------------------  -------------

$300,000 Maturity Amount of Stripped United States
  Treasury Obligations maturing on 11/15/14.................  $  122,748.00
4,595 Class A shares of the Prudential Jennison Growth Fund
  ($26.69 per Fund Share)...................................  $  122,640.55
                                                              -------------
                                                              $  245,388.55
                                                              =============


------------

     (1) The Treasury Obligations have been purchased at a discount from their maturity value because there is no stated interest income thereon (such securities are often referred to as zero coupon securities). Over the life of the Treasury Obligations such discount accrues and upon maturity thereof the holder receives 100% of the Treasury Obligation maturity amount.

     Shares in the Fund have been valued at their net asset value as of the Evaluation Time on the Date of Deposit. The Fund's investment manager is Jennison Associates LLC.


     All Securities are represented by contracts to purchase such Securities. The Securities are represented by regular way contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Securities were entered into by the Sponsor on July 18, 2000.



     (2) Offering prices of Treasury Obligations are determined by the Evaluator on the basis stated under "Public Offering of Units--Public Offering Price" herein. The offering side evaluation is greater than the current bid evaluation of the Treasury Obligations, which is the basis on which the Redemption Price per Unit is determined (see: "Rights of Unit Holders--Tender of Units for Redemption--Computation of Redemption Price per Unit" ). The aggregate value of the Treasury Obligations based on the bid side evaluation of the Treasury Obligations on the Date of Deposit was $122,496.00 (which is $252.00 lower than the aggregate cost of the Treasury Obligations to the Trust based on the offering side evaluation). The Loss to Sponsor on deposit totals $1,197.00.

                                     PART B
                       GOVERNMENT SECURITIES EQUITY TRUST
                                   SERIES 11

                            ------------------------

                                  INTRODUCTION

     Prudential Securities Incorporated (the "Sponsor"), The Bank of New York (the"Trustee") and Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc. (the "Evaluator") signed a Trust Indenture and Agreement and a related Reference Trust Agreement that created this series of the Government Securities Equity Trust under the laws of the State of New York. The Sponsor, Prudential Securities Incorporated, is a wholly-owned, indirect subsidiary of the Prudential Insurance Company of America.

                                   THE TRUST

TRUST FORMATION

     On the Date of Deposit, the Sponsor deposited with the Trustee the Securities or confirmations of contracts for the purchase of these Securities at prices equal to the evaluation of the Treasury Obligations on the offering side of the market on the Date of Deposit as determined by the Evaluator and the net asset value of the Fund (see "Schedule of Portfolio Securities" in Part A).


     The Trust was created simultaneously with the deposit of the Securities with the Trustee and the execution of the Indenture. The Trustee then immediately delivered to the Sponsor the units (the "Units") comprising the entire ownership of the Trust. Through this Prospectus, the Sponsor is offering the Units for sale to the Public.



     With the deposit of the Securities in the Trust on the Date of Deposit, the Sponsor established a proportionate relationship between the maturity amounts of Treasury Obligations and the number of the Fund Shares in the Portfolio. After the deposit of Securities on the initial Date of Deposit, the Sponsor may, but is not obligated to, deposit additional Securities (including contracts together with an irrevocable letter of credit for the purchase thereof) in the Trust, to receive in exchange therefor additional Units and to offer such Units to the public by means of this Prospectus. Under the Indenture and Agreement, the Sponsor can deposit additional Securities and contracts to purchase additional Securities together with a letter of credit and/or cash or a letter of credit instead of cash. The Sponsor may then give instructions to the Trustee to purchase additional Securities in order to create additional Units. Any such additional deposits made in the 90 day period following the creation of the Trust will consist of securities of the same issuers as those already in the Trust. These deposits will be in amounts which maintain, to the extent practicable, the original proportionate relationship between the number of shares of each Security and any cash in the Portfolio. It may not be possible to maintain the exact original proportionate relationship because of price changes or other reasons. After the 90 day period following the initial Date of Deposit any deposit of additional Securities and cash must replicate the portfolio exactly as it was immediately before that deposit.


     Since the Sponsor deposits cash or a letter of credit in lieu of cash and gives instructions to the Trustee to purchase additional Securities to create Additional Units, Units, including previously issued Units, may represent more or less of that Security and more or less of other Securities in the Portfolio of the Trust. This is because the price of a Security fluctuates between the time the cash is deposited and the time the cash is used to purchase the Security. As additional Units are issued by the Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased.

     If any Units are redeemed by the Trustee, the number of Securities in the Trust will be reduced by an amount allocable to redeemed Units and the fractional undivided interest in the Trust represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit Holder (which may include the Sponsor) or until the termination of the Trust pursuant to the Indenture.

     Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units, if Units are available to fill orders on the day that such price is set. If Units are not available or are insufficient to fill the order (e.g., if demand for Units exceeds the Units available for sale and the Sponsor is not yet able to create additional Units) the investor's order will be rejected by the Sponsor. The number of Units available may be insufficient to meet demand because of the Sponsor's inability to or decision not to purchase and deposit Treasury Obligations of the required type and/or Fund Shares in amounts sufficient to maintain the proportionate relationship between maturity values of Treasury Obligations and numbers of Fund Shares of the Fund required to create additional Units. The Sponsor may, if unable to accept orders on any given day, offer to execute the order as soon as sufficient Units can be created. An investor will be deemed to place a new order for that number of Units each day until that order is accepted. The investor's order will then be executed, when Units are available, at the Public Offering Price next calculated after such continuing order is accepted. The investor will, of course, be able to revoke his purchase offer at any time before acceptance by the Sponsor. The Sponsor will execute orders to purchase in the order it determines that they are received, i.e., orders received first will be filled first.

     On a recent date the Trust consisted of the Securities listed under "Schedule of Portfolio Securities." Neither the Sponsor nor any affiliate of the Sponsor will be liable in any way for any default, failure or defect in any Securities.

SECURITIES SELECTION

     In selecting Treasury Obligations for deposit in the Trust, the following factors, among others, were considered by the Sponsor:

     o the prices and yields of such securities and

     o the maturities of such securities.

     In selecting the Fund Shares for deposit in the Trust, the following factors, among others, were considered by the Sponsor:

     o the historical performance of the Fund and

     o the nature of the underlying Fund portfolio.

     The Trust consists of the Securities listed under "Schedule of Portfolio Securities" herein as may continue to be held from time to time in the Trust, newly deposited Securities meeting requirements for creation of additional Units and undistributed cash receipts from the Fund and proceeds realized from the disposition of Securities.

STRIPPED U.S. TREASURY OBLIGATIONS

     The Treasury Obligations in the portfolio consist of United States Treasury Obligations which have been stripped by the United States Treasury of their unmatured interest coupons or such stripped coupons or receipts or certificates evidencing such obligations or coupons. The obligor with respect to the Treasury Obligations is the United States Government. Such Treasury Obligations may include certificates that represent rights to receive the payments that comprise a U.S. Government bond.


     U.S. Treasury bonds evidence the right to receive a fixed payment at a future date from the U.S. Government, and are backed by the full faith and credit of the U.S. Government. The Treasury Obligations can be purchased at a deep discount because the buyer receives only the right to receive one fixed payment at a specific date in the future and does not receive any periodic interest payments. The effect of owning deep discount obligations which do not make current interest payments is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the Unit Holder's ability to reinvest at higher rates in the future. For this reason, the Treasury Obligations are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest on a current basis. Investors should be aware that income in respect of the accrual of original issue discount on the Treasury Obligations, although not distributed on a current basis, will be subject to income tax on a current basis at ordinary income tax rates (see "Tax Status of the Trust").


PRUDENTIAL JENNISON GROWTH FUND

     The portfolio of the Trust also contains the Fund's Class A shares (the "Fund Shares"). The following disclosure concerning the Fund was derived from the Prospectus for the Fund. While the Sponsor has not independently verified this information it has no reason to believe that this information is not correct in all material respects. No representation is made herein as to the accuracy or adequacy of such information. The Statement of Additional Information for the Fund contains information not included in this Prospectus and may be obtained from the Securities and Exchange Commission (File
No. 811-07343). The Fund's prospectus is available to persons interested in purchasing units of the trust upon request.

     Jennison Associates LLC (Jennison) is the Fund's investment advisor. Prudential Investments Fund Management LLC (PIFM) has responsibility for all investment advisory services and supervises Jennison.


     Under a management agreement with the Fund, Prudential Investments Fund Management LLC ("PIFM") manages the Fund's investment operations and administers its business affairs. PIFM also is responsible for supervising the Fund's investment advisor. For the fiscal year ended September 30, 1999, the Fund paid PIFM management fees of 0.60% of the Fund's average net assets.

     PIFM and its predecessors have served as manager or administrator to investment companies since 1987. As of December 31, 1999, PIFM served as the manager to all 43 of the Prudential mutual funds, and as manager or administrator to 22 closed-end investment companies, with aggregate assets of approximately $75.6 billion.


FINANCIAL HIGHLIGHTS

     The financial highlights will help you evaluate the Fund's financial performance. The total return represents the rate that a shareholder earned on an investment in Class A shares of the Fund, assuming reinvestment of all dividends and other distributions.


CLASS A SHARES (FISCAL PERIODS ENDED 9-30)


PER SHARE OPERATING PERFORMANCE                                              1999        1998        1997      1996(1)
------------------------------------------------------------------------   --------    --------    --------    -------
Net asset value, beginning of period....................................   $  14.44    $  15.39    $  10.97    $ 10.00
Income from investment operations:
Net investment income (loss)(4).........................................       (.08)       (.04)       (.03)      (.03)
Net realized and unrealized gain on investment transactions.............       6.23         .40        4.45       1.00
Total from investment operations........................................       6.15         .36        4.42        .97
                                                                           --------    --------    --------    -------
Less distributions:
Distributions from net realized gains...................................       (.54)      (1.31)         --         --
Net asset value, end of period..........................................   $  20.05    $  14.44    $  15.39    $ 10.97
Total return(2).........................................................      43.58%       3.02%      40.29%      9.70%


RATIOS/SUPPLEMENTAL DATA                                                     1999        1998        1997      1996(1)
------------------------------------------------------------------------   --------    --------    --------    -------
Net assets, end of period (000).........................................   $911,467    $446,996    $145,022    $85,440
Average net assets (000)................................................   $748,315    $251,118    $105,982    $70,667
Ratios to average net assets:
Expenses, including distribution fees(5)................................       1.05%       1.08%       1.09%      1.23%(3)
Expenses, excluding distribution fees...................................        .80%        .83%        .84%       .98%(3)
Net investment income (loss)............................................       (.44)%      (.26)%      (.25)%     (.37)%(3)
Portfolio turnover......................................................         56%         58%         63%        42%


------------------



(1) Information shown is for the period 11-2-95 (when Class A shares were first offered) through 9-30-96.



(2) Total return assumes reinvestment of dividends and any other distributions, but does not include the effect of sales charges. It is calculated assuming shares are purchased on the first day and sold on the last day of each period reported. Total returns for periods of less than a full year are not annualized.



(3) Annualized.



(4) Calculated based on weighted average shares outstanding during the period.



(5) The Distributor of the Fund agreed to limit its distribution fees to .25 of 1% of the average daily net assets of the Class A shares.


PORTFOLIO MANAGERS


     Spiros "Sig" Segalas has served as a portfolio manager of the Fund since February 1999. Mr. Segalas has been in the investment business for over 35 years and has managed equity portfolios for investment companies since 1990. He is a founding member, Director, President and Chief Investment Officer of Jennison. Mr. Segalas received his B.A. from Princeton University and is a member of the New York Society of Security Analysts.



     Kathleen McCarragher, Director and Executive Vice President of Jennison, is also Jennison's Growth Equity Investment Strategist. She has been a portfolio manager of the Fund since February 1999. She joined Jennison in 1998 after a 17-year investment career, including positions at Weiss, Peck & Greer (1992 to 1998) as a portfolio manager and State Street Research and Management Co., where she was a member of the Investment Committee. She received her B.B.A. from the University of Wisconsin and her M.B.A. from Harvard Business School.



     Michael A. Del Balso has been a portfolio manager of the Fund since May 2000. He is a Director and Executive Vice President of Jennison Associates LLC, where he has been part of the investment team since 1972. Mr. Del Balso is also Jennison's Director of Equity Research. Mr. Del Balso received his B.A. from Yale University and his M. B. A. from Columbia University. He is a member of the New York Society of Security Analysts.

INVESTMENT OBJECTIVE AND POLICIES


     The Fund's investment objective is long-term growth of capital. This means the Fund seeks investments whose price will increase over several years. While the Fund makes every effort to achieve its objective, it cannot guarantee success. In pursuing its objective, the Fund's investment adviser follows a highly disciplined investment selection and management process of identifying companies that show superior absolute and relative earnings growth and also are attractively valued. Earnings predictability and confidence in earnings forecasts are important parts of the selection process. Securities in which the Fund invests have historically been more volatile than the Standard & Poor's 500 Index. Also, companies that have earnings growth rate higher than that of the average S&P 500 company tend to reinvest their earnings rather than distribute them, so the Fund is not likely to receive significant dividend income on its portfolio securities. In addition to common stocks, nonconvertible preferred stocks and convertible securities, equity-related securities in which the Fund invests include:


     o American Depositary Receipts (ADRs);


     o warrants and rights that can be exercised to obtain stock;

     o investments in various types of business ventures (including partnerships and joint ventures);

     o real estate investment trusts (REITs); and

     o similar securities.


     Convertible securities are securities--like bonds, corporate notes and preferred stocks--that can be converted into the company's common stock or some other equity security. The Fund considers selling or reducing a stock position when, in the opinion of the investment adviser, the stock has experienced a fundamental disappointment in earnings; it has reached an intermediate-term price objective and its outlook no longer seems sufficiently promising; a relatively more attractive stock emerges; or the stock has experienced adverse price movement.




DERIVATIVE STRATEGIES



     The Fund may use various derivative strategies to try to improve its returns or protect its assets. The Fund cannot guarantee that these strategies will work, that the instruments necessary to implement these strategies will be available or that the Fund will not lose money. Derivatives--such as futures, options, foreign currency forward contracts and options on futures--involve costs and can be volatile. With derivatives, the investment adviser tries to predict whether the underlying investment--a security, market index, currency, interest rate or some other benchmark--will go up or down at some future date. Derivatives could generate substantial gains at low cost. One way to manage the Fund's risk/return balance is to look on the value of an investment ahead of time. The Fund may use derivatives to try to reduce risk or to increase return consistent with the Fund's overall investment objective. The investment adviser will consider other factors (such as cost) in deciding whether to employ any particular strategy or use any particular instrument. Any derivatives the Fund uses may not match the Fund's underlying holdings.


OPTIONS


     The Fund may purchase and sell put and call options on equity securities, financial indexes and foreign currencies traded on U.S. or foreign securities exchanges or in the over-the-counter market. An option is the right to buy or sell securities or currencies in exchange for a premium. The Fund will sell only covered options.



FOREIGN CURRENCY FORWARD CONTRACTS

     The Fund may purchase and sell stock index futures contracts and related options on stock index futures. The Fund also may purchase and sell futures contracts on foreign currencies and related options on foreign currency futures contracts. A futures contract is an agreement to buy or sell a set quantity of an underlying product at a future date, or to make or receive a cash payment based on the value of a securities index. The Fund also may enter into foreign currency forward contracts to protect the value of its assets against future changes in the level of foreign exchange rates. A foreign currency forward contract is an obligation to buy or sell a given currency on a future date at a set price.

     In addition to the principal strategies, the Fund may also use the following investment strategies to try to increase the Fund's returns or protect its assets if market conditions warrant.

OTHER EQUITY-RELATED SECURITIES

     The Fund may invest up to 35% of its total assets in equity-related securities of companies that are undergoing changes in management or product or changes in marketing dynamics that have not yet been reflected in reported earnings (but are expected to affect earnings in the intermediate term). These securities often are not widely known and favorably valued.

     Historically, stocks have outperformed other investments over the long term, and generally, economic growth means higher corporate profits, which lead to an increase in stock prices, known as capital appreciation.


FOREIGN EQUITY SECURITIES


     The Fund may invest up to 20% of the Fund's total assets in foreign equity securities. For purposes of the 20% limit, it would not consider ADRs and other similar receipts or shares to be foreign securities. Foreign equity securities offer participation in foreign markets and in changing values of foreign currencies, and give opportunities for diversification.


SHORT SALES


     The Fund may make short sales of a security. This means that the Fund may sell a security that it does not own when it is determined that the value of the security will decline. The Fund generally borrows the security to deliver to the buyer in a short sale. The Fund must then buy the security at its market price when the borrowed security must be returned to the lender. Short sales involve costs and risk. The Fund must pay the lender interest on the security it borrows, and the Fund will lose money if the price of the security increases between the time of the short sale and the date when the Fund replaces the borrowed security. The Fund also may make short sales "against the box." In a short sale against the box, at the time of sale, the Fund owns or has the right to acquire the identical security at no additional cost. When selling short against the box, the Fund gives up the opportunity for capital appreciation in the security.


U.S. GOVERNMENT SECURITIES


     The Fund may invest in securities issued or guaranteed by the U.S. Government or by an agency or instrumentality of the U.S. Government. Not all U.S. Government securities are backed by the full faith and credit of the United States, which means that payment of principal and interest is guaranteed, but market value is not. Some agency securities are supported only by the credit of the issuing agency and depend entirely on their own resources to repay their debt.



MORTGAGE-RELATED SECURITIES


     The Fund may invest in mortgage-related securities issued or guaranteed by U.S. Governmental entities. These securities are usually pass-through instruments that pay investors a share of all interest and principal payments from an underlying pool of fixed or adjustable rate mortgages.


     Mortgage-related securities include collateralized mortgage obligations, multi-class pass-through securities and mortgage-backed securities. A collateralized mortgage obligation (CMO) is a security backed by an underlying portfolio of mortgages or mortgage-backed securities that may be issued or guaranteed by U.S. governmental entities. A multi-class pass-through security is an equity interest in a trust composed of underlying mortgage assets. Payments of principal and interest on the mortgage assets and any reinvestment income thereon provide the funds to pay debt service on the CMO or to make scheduled distributions on the multi-class pass-through security. The Fund also may invest in stripped mortgage-backed securities (MBS strips). MBS strips take the pieces of a debt security (principal and interest) and break them apart. The resulting securities may be sold separately and may perform differently.

     The values of mortgage-backed securities vary with changes in market interest rates and yields. Such values are particularly sensitive to changes in prepayments of the underlying mortgages. For example, during periods of falling interest rates, prepayments tend to increase as homeowners and others refinance their higher-rate mortgages. These prepayments reduce the anticipated duration of the mortgage-related securities. Conversely, during periods of rising interest rates, prepayments can be expected to decline, which has the effect of extending the anticipated duration at the same time that the value of the securities declines. MBS strips tend to be even more highly sensitive to changes in prepayment and interest rates than mortgage-related securities and CMOs generally.


OTHER FIXED-INCOME SECURITIES


     The Fund may invest in fixed-income securities rated investment-grade (Baa or higher by Moody's Investors Service, Inc. or BBB or higher by Standard & Poor's Ratings Group, or the equivalent rating by another rating service). These include corporate debt and other debt obligations of U.S. and foreign issuers. The Fund also may invest in obligations that are not rated, but that are believed to be of comparable quality to these rated obligations.



     Fixed-income securities may provide regular interest income. Most bonds will rise in value when interest rates fall, and generally, bonds have outperformed money market instruments over the long-term, with less risk than stocks. Investment-grade bonds may also have a lower risk of default than junk bonds.

REPURCHASE AGREEMENTS

     The Fund may also use repurchase agreements, where a party agrees to sell a security to the Fund and then repurchase it at an agreed-upon price at a stated time. This creates a fixed return for the Fund and is, in effect, a loan by the Fund.

MONEY MARKET INVESTMENTS


     In response to adverse market, economic or political conditions, the Fund may temporarily invest up to 100% of the Fund's assets in high-quality foreign or domestic money market instruments. Money market instruments include the commercial paper of corporations; certificates of deposit, bankers' acceptances and other obligations of domestic and foreign banks; nonconvertible debt securities (corporate and government); short-term obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities; and cash (foreign currencies or U.S. dollars). Investing heavily in these securities limits the Fund's ability to achieve its investment objective, but can help to preserve the Fund's assets when the equity markets are unstable.


     The Fund also may temporarily hold cash or invest in high-quality foreign or domestic money market instruments pending investment of proceeds from new sales of Fund shares or to meet ordinary daily cash needs subject to the policy of normally investing at least 65% of the Fund's assets in equity-related securities.

ADDITIONAL STRATEGIES

     The Fund also follows certain policies when it borrows money (the Fund can borrow up to 20% of the value of its total assets); lends its securities to others (the Fund can lend up to 30% of the value of its total assets including collateral received in the transaction); and holds illiquid securities (the Fund may hold up to 15% of its net assets in illiquid securities, including securities with legal or contractual restrictions on resale, those without a readily available market and repurchase agreements with maturities longer than seven days). The Fund is subject to certain investment restrictions that are fundamental policies, which means they cannot be changed without shareholder approval.

FUND RISK FACTORS

     The Fund's Shares may appreciate or depreciate in value (or pay dividends) depending on the full range or economic and market influences affecting the securities in which the Fund is invested and the success of the Fund's management in anticipating or taking advantage of such opportunities as they may occur. The risk of investing in the Fund include:

     o general economic conditions,

     o market factors, and

     o currency exchange rates.

     In addition, in the event of the inability of the investment adviser to act and/or claims or actions against the Fund by regulatory agencies or other persons or entities, the value of the Fund Shares may decline thereby causing a decline in the value of Units. Termination of the Fund before the Termination Date of the Trust may result in the termination of the Trust sooner than anticipated. Before a purchase of Units, you should determine that the aforementioned risks are consistent with your investment objectives.


     The price of the Fund Shares will fluctuate as the daily prices of the individual securities in which it invests fluctuate, so that Fund Shares, when redeemed, may be worth less than their original cost. With respect to investments in foreign currency denominated securities, these fluctuations may be magnified by changes in foreign exchange rates. Investment in the Fund involves risks not associated with funds that invest solely in securities of U.S. issuers.


     All Fund investments involve risk and there can be no guarantee against loss resulting from an investment in the Fund. As with any investment in securities, the value of, and income from, an investment in the Fund can decrease as well as increase, depending on a variety of factors which may affect the values and income generated by the Fund's portfolio securities.

     Since the Fund's holdings can vary significantly from broad market indexes, performance of the Fund can deviate from performance of the indexes. The risk of investing in these securities include:

EQUITY-RELATED SECURITIES:


     o Individual stocks could lose value,



     o The equity markets could go down, resulting in a decline in value of the Fund's investments, and



     o Changes in economic or political conditions, both domestic and international, may result in a decline in value of the Fund's investments.

FOREIGN SECURITIES:


     o Foreign markets, economies and political systems may not be as stable as the U.S.,



     o Currency risk; changing values of foreign currencies can cause losses,



     o May be less liquid than U.S. stocks and bonds, and



     o Differences in foreign laws, accounting standards, public information, custody and settlement practices provide less reliable information on foreign investments and involve more risk.


DERIVATIVES:


     o Derivatives, such as futures, options and foreign currency forward contracts that are used for hedging purposes may not fully offset the underlying positions and this could result in losses to the Fund that would not have otherwise occurred,



     o Derivatives used for risk management may not have the intended effects and may result in losses or missed opportunities,



     o The other party to a derivatives contract could default,



     o Derivatives that involve leverage could magnify losses, and



     o Certain types of derivatives involve costs to the Fund that can reduce returns.


SHORT SALES:


     o May magnify underlying investment losses, and



     o Investment costs may exceed potential underlying investment gains.


FIXED-INCOME OBLIGATIONS:


     o The Fund's holdings, share price and total return may fluctuate in response to bond market movements,



     o Credit risk--the risk that the default of an issuer would leave the Fund with unpaid interest or principal. The lower the bond's quality, the higher its potential volatility and risk of nonpayment,



     o Market risk--the risk that the market value of an investment may move up or down, sometimes rapidly or unpredictably. Market risk may affect an industry, a sector, or the market as a whole, and



     o Interest rate risk--the risk that the value of most bonds will fall when interest rates rise. The longer a bond's maturity and the lower its credit quality, the more its value typically falls. It can lead to price volatility.


MORTGAGE-RELATED SECURITIES:


     o Prepayment risk--the risk that the underlying mortgage may be prepaid partially or completely, generally during periods of falling interest rates, which could adversely affect yield to maturity and could require the Fund to reinvest in lower-yielding securities,



     o Credit risk--the risk that the underlying mortgages will not be paid by debtors or by credit insurers or guarantors of such instruments. Some mortgage securities are unsecured or secured by lower-rated insurers or guarantors and thus may involve greater risk, and



     o See market risk and interest rate risk.


U.S. GOVERNMENT SECURITIES:


     o Not all U.S. Government securities are insured or guaranteed by the U.S. Government but only by the issuing agency,



     o Limits potential for capital appreciation, and



     o See market risk, credit risk and interest rate risk.

ILLIQUID SECURITIES:


     o May be difficult to value precisely, and



     o May be difficult to sell at the time or price desired.


MONEY MARKET INSTRUMENTS:


     o Limits potential for capital appreciation, and



     o See credit risk and market risk.


RISK OF INVESTMENT IN UNITS


     There can be no assurance that the objectives of the Trust will be met. The net asset value of the Fund's Shares, like the value of the Treasury Obligations, will fluctuate over the life of the Trust. An investment in Units of the Trust should be made with an understanding of the risks inherent in ownership of Fund Shares and Treasury Obligations. However, the Sponsor believes that, upon termination of the Trust, on the Mandatory Termination Date, even if the Fund Shares are worthless, the Treasury Obligations will provide sufficient cash at maturity to equal $15.00 per Unit. Part of such cash will, however, represent the accrual of taxable original issue discount on the Treasury Obligations.


     A UNIT HOLDER PURCHASING A UNIT ON THE DATE OF THIS PROSPECTUS OR THEREAFTER MAY RECEIVE TOTAL DISTRIBUTIONS, INCLUDING DISTRIBUTIONS MADE UPON TERMINATION OF THE TRUST, THAT ARE LESS THAN THE AMOUNT PAID FOR A UNIT.

     Sales of Securities in the Portfolio under certain permitted circumstances may result in an accelerated termination of the Trust. It is also possible that, in the absence of a secondary market for the Units or otherwise, redemptions of Units may occur in sufficient numbers to reduce the portfolio to a size resulting in such termination. In addition, the Trust may be terminated if the net asset value of the Trust is less than 40% of the aggregate maturity values of the Treasury Obligations calculated immediately after the most recent deposit of Treasury Obligations in the Trust (see "Amendment and Termination of the Indenture--Termination"). Early termination of the Trust may have important consequences to you; e.g., to the extent that Units were purchased with a view to an investment of longer duration, the overall investment program of the investor may require readjustment, or the overall return on investment may be less than anticipated, and may result in a loss to you.


     In the event of the early termination of the Trust, the Trustee will cause the Fund Shares to be sold and the proceeds of the sales to be distributed to you in proportion to your interest in the proceeds, unless you elect to receive Fund Shares "in kind" (see "Amendment and Termination of the Indenture--Termination"). Proceeds from the sale of the Treasury Obligations will be paid in cash.


     The Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve an investment but may dispose of Securities only under limited circumstances (see "Sponsor--Responsibility").

     The Sponsor will receive a sales charge on all Units sold. In addition, the Indenture requires the Trustee to vote all Fund Shares held in the Trust in the same manner and ratio on all proposals as the vote of owners of Fund Shares not held by the Trust.

NET ASSET VALUE OF THE FUND SHARES


     The price the Trust pays for each share of the Fund is based on the share value. The share value of a mutual fund--known as the net asset value or NAV--is determined by a simple calculation--it is the total value of the Fund (assets minus liabilities) divided by the total number of shares outstanding. Portfolio securities are valued based upon market quotations or, if not readily available, at fair market value as determined in good faith under procedures established by the Fund's Board. The NAV of mutual fund shares changes every day because the value of a fund's portfolio changes constantly.



     The Fund determines the NAV of its shares once each business day at 4:15 p.m. New York Time on days that the New York Stock Exchange (NYSE) is open for trading. The NYSE is closed on national holidays and Good Friday. Because the Fund invests in foreign securities its NAV can change on days when you cannot redeem Trust Units.


FUND DISTRIBUTIONS AND TAXES


     The following briefly discusses some of the important federal tax issues you should be aware of, but is not meant to be tax advice. For tax advice, please speak to your tax advisor. The Fund distributes dividends of ordinary income and any realized net capital gains to shareholders. These distributions are subject to taxes, unless you hold your Units in a 401(k) plan, an Individual

Retirement Account (IRA), or some other qualified tax-deferred plan or account. Dividends and distributions from the Fund also may be subject to state and local income tax in the state where you live.



     Also, if the Trust sells shares of the Fund for a profit, you may have to pay capital gains taxes on the amount of your profit, again unless you hold your Units in a qualified tax-deferred plan or account.


     The Fund distributes dividends of any net investment income to shareholders typically twice a year. The dividends the Trust receives from the Fund will be taxed as ordinary income to you whether or not they are distributed by the Trust.

     The Fund also distributes realized net capital gains to shareholders--typically once a year. Capital gains are generated when the Fund sells its assets for a profit. Capital gains are taxed differently depending on how long the Fund holds the security--if a security is held more than one year before it is sold, long-term capital gains are taxed at the rate of 20%, but if the security is held one year or less, short-term capital gains are taxed at ordinary income rates of up to 39.6%. Different rates apply to corporate shareholders.

     Fund distributions are generally taxable to you in the calendar year they are received by the Trust, except when the Fund declares certain dividends in the fourth quarter and actually pays them in January of the following year. In such cases, the dividends are treated as if they were paid on December 31 of the prior year. The Fund has elected to qualify and intends to remain qualified as a regulated investment company under Subchapter M of the Internal Revenue Code. This relieves the Fund (but not its shareholders) from paying federal income tax on income and capital gains which are distributed to shareholders. For additional tax information about the Fund please obtain the Fund's Statement of Additional Information.

LITIGATION

     To the best of the Sponsor's knowledge there was no litigation pending in respect of any Security which might reasonably be expected to have a material adverse effect on the Trust. At any time after the date hereof, litigation may be instituted on a variety of grounds with respect to the Securities. The Sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust.

THE UNITS

     On a recent date, each Unit represented a fractional undivided interest in the Securities and the net income of the Trust set forth under "Summary of Essential Information." Thereafter, if any Units are redeemed by the Trustee, the amount of Securities in the Trust will be reduced by amounts allocable to redeemed Units, and the fractional undivided interest represented by each Unit in the balance will be increased, although the actual interest in the Trust represented by each Unit will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit Holder (which may include the Sponsor) or until the termination of the Trust itself (see "Rights of Unit Holders--Tender of Units for Redemption" and "Amendment and Termination of the Indenture--Termination").

                            TAX STATUS OF THE TRUST


     The following discussion is a summary of certain material federal income tax consequences to "U.S. Holders" of Units (generally U.S. citizens or residents, corporations formed or organized under U.S. law or trusts or estates that are considered "United States persons"). This discussion is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change, retroactively or prospectively.



     This discussion does not apply to persons other than U.S. Holders and may not apply to certain categories of U.S. Holders subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"), such as passthrough entities, dealers or traders in securities or currencies, banks, insurance companies or other U.S. Holders that do not hold the Units as capital assets, persons whose "functional currency" is not the U.S. dollar, tax-exempt entities, and persons that hold Units as a position in a straddle or as part of a "hedging", "integrated", "constructive sale" or "conversion" transaction. Moreover, the discussion summarizes only federal income tax consequences and does not address any state, local or other tax consequences.



     PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF UNITS TO THEM, INCLUDING ANY TAX RETURN FILING OR OTHER TAX REPORTING REQUIREMENTS.



     In the opinion of Cahill Gordon & Reindel, counsel for the Sponsor, under existing law:



     The Trust is not an association taxable as a corporation for United States federal income tax purposes. Income of the Trust will be treated as income of the Unit Holders in the manner set forth below. You will be considered the owner of a pro rata portion of each asset of the Trust under the grantor trust rules of Sections 671-678 of the Internal Revenue Code of 1986, as amended (the "Code"). You should determine the initial tax basis for each asset represented by your Units purchased solely for cash by allocating the total cost of the Units, including the Upfront Sales Charge, among the assets represented by your Units in proportion to the relative fair market values of those assets on the date you purchased your Units.


     You will be required to include in your gross income, as determined for federal income tax purposes, original issue discount with respect to your pro rata portion of the Treasury Obligations held by the Trust at the same time and in the same manner as though you were the direct owner of such pro rata portion. You will be considered to have received the distributions paid on your pro rata portion of the Fund Shares held in the Trust (including such portion of such distributions used to pay fees and expenses of the Trust) when such distributions are received or deemed to be received by the Trust. If you itemize deductions you will be entitled to an itemized deduction for your pro rata share of fees and expenses paid by the Trust as though such fees and expenses were paid directly by you, but only to the extent that this amount together with your other miscellaneous deductions exceeds 2% of his adjusted gross income. A corporate Unit Holder will not be subject to this 2% floor. The proceeds actually received by you upon termination of the Trust, redemption of Units or sale of Fund Shares will reflect the actual amounts paid to you, net of the Deferred Sales Charge, the Creation and Development Fee and the charge for organizational costs. The relevant tax reporting forms sent to you will reflect the actual amount paid to you after deduction for the Deferred Sales Charge, the organizational costs and the Creation and Development Fee. Accordingly, you should not increase the total cost for your Units by the amount of the Deferred Sales Charge or organizational costs or the Creation and Development Fee.


     Your interest in each Treasury Obligation is treated as an interest in an original issue discount obligation. The original issue discount on each Treasury Obligation will be taxed as ordinary income for federal income tax purposes and will be equal to the excess of the maturity value of your interest in the Treasury Obligation over its cost to you. You will be required to include in gross income for each taxable year a portion of this original issue discount and will be subject to income tax thereon even though the income is not distributed. Original issue discount is treated for federal income tax purposes as income earned under a constant interest formula which takes into account the semi-annual compounding of accrued interest, resulting in an increasing amount of original issue discount accruing in each year. The tax basis of a Unit Holder with respect to his interest in a Treasury Obligation will be increased by the amount of original issue discount thereon properly included in his gross income as determined for federal income tax purposes.



     You will have a taxable event when a Security is disposed of (whether by sale, exchange, redemption or payment at maturity) or when you redeem for cash or sell your Units. The total tax cost of each Unit (including the Upfront Sales Charge) must be allocated among the assets held in the Trust in proportion to the relative fair market values thereof on the date you purchase your Units.



     The amount of gain recognized by you on a disposition of Fund Shares or Treasury Obligations by the Trust will be equal to the difference between your pro rata portion of the gross proceeds realized by the Trust on the disposition and your tax basis in your pro rata portion of the Fund Shares or Treasury Obligation disposed of, determined as described in the preceding paragraphs. Any such gain recognized on a sale or exchange and any such loss will be capital gain or loss. Any capital gain or loss arising from the disposition of your pro rata interest in a Security will be long-term capital gain or loss if you have held your Units and the Trust has held the Security for more than one year. A capital loss due to sale or redemption of your interest with respect to Fund Shares held in the Trust will be treated as a long-term capital loss to the extent of any long-term capital gains derived by you from such interest if you have held such interest for six months or less. The holding period for this purpose will be determined by applying the rules of Sections 246(c)(3) and
(4) of the Code. Under the Code, capital gain of individuals, estates and trusts from Securities held for more than 1 year is subject to a maximum nominal tax rate of 20%. Net capital gain may result in a disallowance of itemized deductions and/or affect a personal exemption phase-out.

     If you sell or redeem a Unit for cash you are deemed thereby to have disposed of your entire pro rata interest in all Trust assets represented by the Unit and will have taxable gain or loss measured by the difference between your per Unit tax basis for such assets, as described above, and the amount realized.


     Under the position taken by the Internal Revenue Service in Revenue Ruling 90-7, a distribution by the Trustee to a Unit Holder (or to his agent) of his pro rata share of the Fund Shares in kind upon termination of the Trust will not be a taxable event to the Unit Holder. Such Unit Holder's basis for Fund Shares so distributed (other than any Fund Shares purchased with his pro rata share of the proceeds of Treasury Obligations) will be equal to his basis for the same Fund Shares (previously represented by his Units) prior to such distribution and his holding period for such Fund Shares will be the shorter of the period during which he held his Units and the period for which the Securities were held in the Trust. A Unit Holder will have a taxable gain or loss, which will be a capital gain or loss, when the Unit Holder disposes of such Securities in a taxable transfer.



     An exchange of Units pursuant to the Exchange Option will constitute a "taxable event" under the Code. You will recognize gain or loss at the time of the exchange. However, if you exchange Units for units of any series of the Exchange Trusts which are grantor trusts for United States federal income tax purposes, the Internal Revenue Service may seek to disallow any loss incurred upon this exchange to the extent that:



     o the underlying securities in each trust are substantially identical, and



     o the purchase of units of an Exchange Trust takes place less than thirty-one days after the sale of the Units.



     You are advised to consult your own tax advisor as to the tax consequences of exchanging Units in your particular case. In particular, Unit Holders who exchange Units of this Series of the Government Securities Equity Trust for units of any other series of Exchange Trusts within 91 days of acquisition of the Units should consult their tax advisors as to the possible application of
Section 852(f) of the Code to the exchange.


     You will be requested to provide your taxpayer identification number to the Trustee and to certify that you have not been notified that payments to you are subject to back-up withholding. If your identification number and an appropriate certification are not provided as required, a 31% back-up withholding will apply.

     As of the end of each calendar year, the Trustee will furnish to you an annual statement containing information relating to the dividends (including capital gain dividends) received or deemed received, rebated 12b-1 fees received from the Sponsor, discount accrued on the Securities, the proceeds received by the Trust from the disposition of any Security (resulting from redemption or payment at maturity of any Security or the sale by the Trust of any Security), and the fees and expenses paid by the Trust.


                                RETIREMENT PLANS


     Units of the Trust may be suitable for purchase by Individual Retirement Accounts, Keogh Plans, pensions funds and other qualified retirement plans. If you are considering participation in any such plan you should review the laws specifically related thereto and you should consult your attorney or adviser with respect to the establishment and maintenance of any such plan.


                            PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE

     The Public Offering Price of the Units is calculated on each business day by the following formula:

     o adding the aggregate offering side evaluation of the Treasury Obligations and the aggregate net asset value of Fund Shares in the Trust and other Trust assets,

     o less Trust expenses, and

     o dividing this sum by the number of Units outstanding, and then

     o adding a sales charge as set forth in the table under "Volume Discount."

     Money in the Income and Principal Accounts other than money required to redeem previously tendered Units will be added to the Public Offering Price.

     After the initial public offering period, the Public Offering Price of the Units will be computed by:

     o adding the aggregate bid side evaluation of the Treasury Obligations and the aggregate net asset value of Fund Shares in the Trust and other Trust assets,

     o less Trust expenses, and

     o dividing this sum by the number of Units outstanding, and then


     o adding a sales charge as set forth in the table under "Volume Discount."

     The Public Offering Price on the date of this Prospectus or on any subsequent date will vary from the Public Offering Price set forth in the "Summary of Essential Information" in accordance with fluctuations in the value of the Treasury Obligations and net asset value of the Fund Shares in the Trust.

     The Public Offering Price shall be determined for the Trust by the Evaluator in the following manner:

     o the aggregate value of the Units shall be determined during the initial offering period on the basis of the offering prices of the Treasury Obligations (determined by the Evaluator) and the net asset value of the Fund Shares as determined by the Fund, and

     o following the initial offering period on the basis of the bid prices for the Treasury Obligations (determined by the Evaluator) and the net asset value of the Fund Shares as determined by the Fund.

SALES CHARGE


     The sales charge consists of an Upfront Sales Charge and a Deferred Sales Charge. The Upfront Sales Charge is computed by deducting the Deferred Sales Charge ($0.52 per Unit) from the aggregate sales charge; thus on the date of the Summary of Essential Information, the maximum Upfront Sales Charge, 1.0% of the Public Offering Price, is $.13 per Unit. The Upfront Sales Charge is added to the purchase price at the time of purchase. The Deferred Sales Charge will initially be $.52 per Unit. The Deferred Sales Charge will be paid through quarterly deductions of $6.50 per 100 Units resulting from the sale of Fund Shares commencing on the first Deferred Sales Charge Deduction Date as shown in the Summary of Essential Information. To the extent the entire Deferred Sales Charge has not been so deducted at the time of repurchase, redemption or exchange of the Units, any unpaid amount will be deduced from the proceeds or in calculating an in kind distribution. For purchases of Units with a value of $100,000 or more, the sales charge is the amount shown below under "Volume Discount." Unit Holders acquiring Units of the Trust pursuant to an exchange of units of a different unit investment trust will be subject to a reduced sales charge which may include an initial sales charge at the time of the exchange and a Deferred Sales Charge.


     On the date of deposit, the Public Offering Price per Unit (based on the offering side evaluation of the Treasury Obligations and the net asset value of Fund Shares in the Trust) exceeded the Redemption Price and the Sponsor's Secondary Market Repurchase Price per Unit (each based upon the bid side evaluation of the Treasury Obligations and the net asset value of Fund Shares in the Trust less the Deferred Sales Charge) by amounts set forth in "Summary of Essential Information" in Part A.

PUBLIC DISTRIBUTION

     During the initial public offering period Units will be distributed to the public by the Sponsor and through dealers at the Public Offering Price, calculated on each business day. The initial public offering period may be extended by the Sponsor so long as additional deposits are being made or Units remain unsold. Upon termination of the initial offering period, in each case, unsold Units or Units acquired by the Sponsor in the secondary market referred to below may be offered to the public by this Prospectus at the then current Public Offering Price calculated daily.

     The Sponsor intends to qualify Units in states selected by the Sponsor for sale by the Sponsor and through dealers who are members of the National Association of Securities Dealers, Inc. Sales to dealers will be made at prices which include a concession of 65%-78% of the total sales charge per Unit, but subject to change from time to time at the discretion of the Sponsor (such price does not include volume purchase discounts, which are available only to non-dealer purchasers). The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

     Sales by a dealer will be aggregated with the dealer receiving the greatest concession level for all Units sold by this dealer up to a maximum of 78% of the sales load.

SECONDARY MARKET

     While not obligated to do so, it is the Sponsor's present intention to maintain a secondary market for Units. If the Sponsor maintains the market it will offer to repurchase Units from you at the Sponsor's Repurchase Price (see "Summary of Essential Information" in Part A).

     The Sponsor's Repurchase Price is computed by:

     o adding to the aggregate of the bid side evaluation of the Treasury Obligations the net asset value of Fund Shares in the Trust, and

     o cash on hand in the Trust and dividends receivable on Fund Shares (other than cash deposited by the Sponsor for the purchase of Securities).

     The Sponsor will then deduct:

     o amounts required to redeem previously tendered Units and amounts required for distribution to Unit Holders of record as of a date before the evaluation,

     o accrued expenses of the Trustee, Evaluator, and counsel,

     o taxes and governmental charges, if any,

     o any Deferred Sales Charge balance, and

     o any Reserve Account and then dividing the resulting sum by the number of Units outstanding, as of the date of such computation.

     There is no sales charge incurred if you sell Units back to the Sponsor other than the payment of any Deferred Sales Charge balance payable. Any Units repurchased by the Sponsor at the Sponsor's Repurchase Price may be reoffered to the public by the Sponsor at the then current Public Offering Price. Any profit or loss resulting from the resale of these Units will be for the account of the Sponsor.

     If the supply of Units exceeds demand (or for any other business reason), the Sponsor may, at any time, occasionally, from time to time, or permanently, discontinue the repurchase of Units. In such event, if you wish to dispose of your Units you may redeem your Units through the Trustee or the Sponsor may offer to repurchase Units at the "Redemption Price," a price based on the current bid prices for the Treasury Obligations and the net asset value of the Fund Shares. (See "Rights of Unit Holders--Tender of Units for Redemption--Computation of Redemption Price per Unit.")

PROFIT OF SPONSOR

     The Sponsor receives a sales charge on the Units as indicated herein in the chart below under "Volume Discount." On the sale of Units to dealers, the Sponsor will retain the difference between the dealer concession and the sales charge (see "Public Distribution").

     The Sponsor may have also realized a profit (or sustained a loss) on the deposit of the Treasury Obligations in the Trust representing the difference between the cost of the Treasury Obligations to the Sponsor and the cost of the Treasury Obligations to the Trust. The Sponsor will deposit all Fund Shares into the Trust at net asset value. During the initial offering period, to the extent additional Units continue to be issued and offered for sale to the public, the Sponsor may realize additional profit (or sustain a loss) due to daily fluctuations in the offering prices of the Treasury Obligations and in the net asset value of the Fund Shares in the Trust and thus in the Public Offering Price of Units received by the Sponsor. Cash, if any, received by the Sponsor from the Unit Holders prior to the settlement date for purchase of Units or before the payment for Securities upon their delivery may be used in the Sponsor's business to the extent permitted by applicable regulations and may be of benefit to the Sponsor. The Sponsor may also realize profits (or sustain losses) while maintaining a secondary market in the Units, in the amount of any difference between the prices at which the Sponsor buys Units and the prices at which the Sponsor resells such Units or the prices at which the Sponsor redeems such Units, as the case may be.

     The Sponsor may also realize a profit through the receipt of the Creation and Development Fee. This fee compensates the Sponsor for the creation and development of the Trust's objective and policies, Portfolio composition and the size and selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

VOLUME DISCOUNT

     Although under no obligation to do so, the Sponsor intends to permit volume purchasers of Units to purchase Units at a reduced sales charge. The Sponsor may at any time change the amount by which the sales charge is reduced. The Sponsor may also discontinue the discount altogether.

     The sales charge for the Trust will be reduced pursuant to the following schedule for sales to any person of Units with a value of $100,000 or more. The sales charge in the secondary market consists of an Upfront Sales Charge and the remaining portions of the Deferred Sales Charge. The sales charge will not be less than the remaining portion of the Deferred Sales Charge.


                                                        PRIMARY MARKET                          SECONDARY MARKET
                                        ----------------------------------------------    -----------------------------
                                        PERCENT OF         PERCENT OF     DEFERRED        PERCENT OF         PERCENT OF
                                        PUBLIC OFFERING    NET AMOUNT    SALES CHARGE     PUBLIC OFFERING    NET AMOUNT
PURCHASES                                 PRICE            INVESTED      PER 100 UNITS       PRICE           INVESTED
-------------------------------------   ---------------    ----------    -------------    ---------------    ----------
Less than $100,000...................        5.00%           5.263%         $ 52.00              5.00%**        5.263%**
$100,000 or more.....................            *                *         $ 52.00              4.00**         4.167**


------------------

 * Deferred Sales Charge only.



** The Upfront Sales Charge will equal the difference between the amount of the total sales charge and any unpaid DSC.


     The reduced sales charges as shown on the chart above will apply to all purchases of Units in any fourteen-day period which qualify for the volume discount by the same person, partnership or corporation, other than a dealer, in the amounts stated herein, and for this purpose, purchases of Units of this Trust will be aggregated with concurrent purchases of units of any other trust that may be offered by the Sponsor.


     Units held in the name of your spouse or in the name of your child under the age of 21 or in the name of an entity controlled by you are deemed for the purposes hereof to be registered in your name. The reduced sales charges are also applicable to a trustee or other fiduciary, including a partnership or corporation purchasing Units for a single trust estate or single fiduciary account.


EMPLOYEE DISCOUNT

     The Sponsor intends, at the discretion of the Sponsor, to permit employees of Prudential Securities Incorporated and its subsidiaries and affiliates to purchase Units of the Trust at a price based on the offering side evaluation of such Treasury Obligations and the net asset value of Fund Shares in the Trust plus a reduced sales charge equal to the Deferred Sales Charge per Unit, subject to a limit of 5% of the Units.

                                EXCHANGE OPTION

     You may elect to exchange any or all of your Units of this Series of the Government Securities Equity Trust for units of one or more of any other Series in the Prudential Securities Incorporated family of unit investment trusts (except Series of Government Securities Equity Trust) or for any units of any additional trusts that may from time to time be made available for such exchange by the Sponsor (collectively referred to as the "Exchange Trusts").


     This exchange is implemented by a sale of Units and a purchase of the units of an Exchange Trust. You may acquire these units at prices based on a reduced sales charge per unit. The purpose of this reduced sales is to permit the Sponsor to pass on to the Holder who wishes to exchange units the cost savings resulting from such exchange. The cost savings result from reductions in time and expense related to advice, financial planning and operational expense required for the exchange.


     Exchange Trusts may have different investment objectives. You should read the prospectus for the applicable Exchange Trust carefully to determine its investment objective before exercise of this option.


     This option will be available, provided that:


     o the Sponsor maintains a secondary market in units of the applicable Exchange Trust and

     o units of the applicable Exchange Trust are available for sale and are lawfully qualified for sale in the jurisdiction in which you are a resident.

     While it is the Sponsor's present intention to maintain a secondary market for the units of all these trusts, there is no obligation on its part to do so. Therefore, there is no assurance that a market for units will in fact exist on any given date on which you wish to sell or exchange your Units. Thus, there is no assurance that the Exchange Option will be available to any Unit Holder. The Sponsor reserves the right to modify, suspend or terminate this option. In the case of Units subject to a DSC, the Sponsor will give sixty days' notice before the date of the termination of or a material amendment to the Exchange Option. In the event the Exchange Option is not available to you at the time you wish to exercise it, you will be immediately notified and no action will be taken with respect to your tendered Units without further instruction from you.

     To exercise the Exchange Option, you should notify the Sponsor of your desire to exchange your Units for one or more units of the Exchange Trusts. Upon the exchange of Units of the Trust, any Deferred Sales Charge balance will be deducted from the exchange proceeds. If units of the applicable outstanding series of the Exchange Trust are at that time available for sale, you may select the series or group of series for which you desire your Units to be exchanged. You will be provided with a current prospectus or prospectuses relating to each series in which you indicate interest.

     Units of the Exchange Trust trading in the secondary market maintained by the Sponsor, if so maintained, will be sold to you at a price equal to the evaluation price per unit of the securities in that portfolio and the applicable sales charge of $15* per unit of the Exchange Trust. The reduced sales charge for units of any Exchange Trust acquired during the initial offering period for such units will result in a price for such units equal to the offering side evaluation per unit of the securities in the Exchange Trust's portfolio plus accrued interest plus a reduced sales charge of $25* per Exchange Trust unit. The reduced sales charge for a unit holder of an Exchange Trust exchanging into this series of Government Securities Equity Trust will be $.52* per Unit for Units purchased in the secondary market and $.52 per Unit for Units purchased during the initial offering period. Exchange transactions will be effected only in whole units; thus, any proceeds not used to acquire whole units will be paid to the exchanging Unit Holder unless the Unit Holder adds the amount of cash necessary to purchase one additional whole Exchange Trust unit.


     Unit Holders of units of any registered unit investment trust, other than Prudential Securities Incorporated sponsored trusts, which was initially offered at a minimum applicable sales charge of 3.0% of the public offering price exclusive of any applicable sales charge discounts, may elect to apply the cash proceeds of sale or redemption of those units directly to acquire units of any Exchange Trust trading in the secondary market at the reduced sales charge of $20 per Unit, subject to the terms and conditions applicable to the Exchange Option. To exercise this option, the owner should notify his retail broker. He will be given a prospectus of each series in which he indicates interest, units of which are available. The Sponsor reserves the right to modify, suspend or terminate the option at any time without further notice, including the right to increase the reduced sales charge applicable to this option (but not in excess of $5 more per unit than the corresponding fee then charged for a unit of an Exchange Trust which is being exchanged).

     For example, assume that a Unit Holder, who has three units of a Trust with a 4.25% sales charge and a current price of $1,000 per unit, sells his units and exchanges the proceeds for units of a series of an Exchange Trust with a current price of $950 per unit and an ordinary sales charge of 4.25%. The proceeds from the Unit Holder's units will aggregate $3,300. Since only whole units of an Exchange Trust may be purchased under the Exchange Option, the Holder would be able to acquire four units in the Exchange Trust for a total cost of $3,860 ($3,800 for units and $60 for the $15 per unit sales charge) by adding an extra $560 in cash. Were the Unit Holder to acquire the same number of units at the same time in the regular secondary market maintained by the Sponsor, the price would be $3,968.68, [$3,800 for the units and $168.68 for the 4.25% sales charge (4.439% of the net amount invested)].


                      REINVESTMENT OF TRUST DISTRIBUTIONS

     You may elect to automatically reinvest the distributions with respect to your Units in additional Units of the Trust. A Unit Holder holding Units in "street name" may participate in the Trust's reinvestment program by contacting his broker, dealer or financial institution. You may participate in the Trust's reinvestment program by filing with the Trustee a written notice of election. The Trustee must receive your completed notice of election to participate in the Program at least ten days before the Record Date applicable to any distribution in order for the Program to be in effect as to that distribution. You may modify or revoke elections on similar notice.

     The Trustee will use such distributions, to the extent reinvested in the Trust, at the direction of the Sponsor in one or both of the following manners:

          (1) The Trustee may use the distributions to purchase Units of this Series of the Trust in the Sponsor's inventory. The purchase price payable by the Trustee for each of such Units will be equal to the applicable Trust evaluation per Unit on or as soon as possible after the close of business on the Distribution Date. The Trustee will issue or credit the Units purchased to the accounts of Unit Holders participating in the Program.

          (2) If there are no Units in the Sponsor's inventory, the Sponsor may purchase additional Securities for deposit into the Trust as described above in Part B. The Sponsor will deposit the additional Securities with any necessary cash with the Trustee in exchange for new Units. The Trustee may then use the distributions to purchase the new Units from the Sponsor. The price for such new Units will be the applicable Trust evaluation per Unit on or as soon as possible after the close of business on the Distribution Date. See "Public Offering of Units--Public Offering Price."

     A reinvestment unit will be charged the remaining deferred sales charge but the purchase price of the reinvestment unit will be credited by the amount of the remaining deferred sales charge at the time of reinvestment.

     The Units purchased by the Trustee will be issued or credited to the accounts of Unit Holders who participate in the Program. The Sponsor may terminate the Program if it does not have sufficient Units in its inventory or if it is no longer practical to create

------------------
* In the case of Units subject to a DSC, the exchange sales charge will be the remaining DSC if greater than the applicable reduced sales charge ($15, $20 or $25) or if the remaining DSC is less than applicable reduced sales charge, the Unit will be subject to the remaining DSC and the sales charge payable at the time of the exchange will be the difference between the amount of the reduced sales charge and the remaining DSC.

additional Units. The cost of administrating the reinvestment program will be borne by the Trust and thus will be borne indirectly by all Unit Holders.

                              EXPENSES AND CHARGES

ORGANIZATIONAL COSTS


     You and other Unit Holders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of the Trust. These costs and charges include:


     o the preparation, printing and execution of the Indenture, Registration Statement and other documents relating to the Trust,

     o Federal and State registration fees and costs,


     o the initial fees and expenses of the Trustee, and


     o legal and auditing expenses.

The Sponsor will pay advertising and selling expenses at no cost to the Trust.

TRUST FEES AND EXPENSES

     The Trustee will receive for its services under the Indenture an annual fee in the amount set forth in the "Summary of Essential Information."

     For each evaluation of the Treasury Obligations in the Trust, the Evaluator shall receive a fee as set forth in the "Summary of Essential Information."


     The Trustee's fees, Evaluator's fees and Trust expenses are payable quarterly on or before each Distribution Date from the Income Account, to the extent funds are available therein and thereafter from the Principal Account. Any of such fees may be increased without approval of the Unit Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor. The Trustee also receives benefits to the extent that it holds funds on deposit in various non-interest bearing accounts created under the Agreement.


CREATION AND DEVELOPMENT FEE


     The Sponsor may also realize a profit through receipt of the Creation and Development Fee. This fee compensates the Sponsor for the creation and development of the Trust including determining the Trust's objective and policies, Portfolio composition and the size and selection of service providers and information services and for providing other similar administrative and ministerial functions. The fee is 0.25% per annum collected monthly of the net asset value and in no event will the Sponsor collect over the life of the Trust a fee of more than 2.25% of a Unit Holder's initial investment. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.


OTHER CHARGES

     The Trust does or may incur the following additional charges as more fully described in the Indenture:

     o fees of the Trustee for extraordinary services,

     o expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor,

     o various governmental charges,

     o expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of the Unit Holders,

     o indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trust without negligence, bad faith, willful misfeasance or willful misconduct on its part or reckless disregard of its obligations and duties,


     o expenditures incurred in contacting Unit Holders upon termination of the Trust, and


     o to the extent then lawful, expenses (including legal, auditing and printing expenses) of maintaining registration or qualification of the Units and/or the Trust under Federal or State securities laws so long as the Sponsor is maintaining a market for the Units.

     The accounts of the Trust will be audited not less frequently than annually by independent certified public accountants selected by the Sponsor. The cost of such audit will be an expense of the Trust.


PAYMENT

     The fees and expenses set forth herein are payable out of the Trust. When the Trustee pays them or when they are owed to the Trustee they are secured by a lien on the Trust. If the cash dividend, capital gains distributions and 12b-1 fee payments made by the Sponsor to the Trust are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Fund Shares (not Treasury Obligations) to pay such amounts. To the extent Fund Shares are sold, the size of the Trust will be reduced and the proportions of the types of Securities will change. These sales might be required at a time when Fund Shares would not otherwise be sold. These sales might result in lower prices than might otherwise be realized. Moreover, due to the minimum amount in which Fund Shares may be required to be sold, the proceeds of these sales may exceed the amount necessary for the payment of these fees and expenses. If the cash dividends, capital gains distributions and 12b-1 fee payments made by the Sponsor to the Trust and proceeds of Fund Shares sold after deducting the ordinary expenses are insufficient to pay the extraordinary expenses of the Trust, the Trustee has the power to sell Treasury Obligations to pay such extraordinary expenses.

                             RIGHTS OF UNIT HOLDERS



OWNERSHIP OF UNITS



     You are required to hold your Units in uncertificated form. The Trustee will credit your account with the number of Units you hold. Units are transferable only on the records of the Trustee upon presentation of evidence satisfactory to the Trustee for each transfer. Any sums payable for taxes or other governmental charges imposed upon these transactions must be paid by you and you must comply with the formalities necessary to redeem Units.


CERTAIN LIMITATIONS

     The death or incapacity of any Unit Holder will not operate to terminate the Trust. Your death or incapacity will not entitle your legal representatives or heirs to claim an accounting or to take any other action or proceeding in any court for a partition or winding up of the Trust.

DISTRIBUTIONS


     The terms of the Treasury Obligations do not provide for periodic payment to the holders thereof of the annual accrual of discount. To the extent that dividends, distributions and/or 12b-1 fee payments from the Sponsor become payable with respect to the Fund Shares held in the Trust, the Trustee will collect such amounts as they become payable and credit such amounts to a separate Income Account created pursuant to the Indenture. All other monies received by the Trustee with respect to the Fund Shares will be credited to the Principal Account. Quarterly distributions to each Unit Holder of record as of the immediately preceding Quarterly Record Date will be made on the next following Quarterly Distribution Date and will consist of an amount substantially equal to such Unit Holder's pro rata share of the distributable cash balances in the Income Account and the Principal Account, if any, computed as of the close of business on such Quarterly Record Date. No quarterly distribution will be made if the amount available for distribution is less than $2.50 per 100 Units, except that, no less than once a year, on a Quarterly Distribution Date or such other date designated by the Sponsor, the Trustee shall distribute the entire cash balances in the Principal and Income Accounts. All funds collected or received will be held by the Trustee in trust without interest to Unit Holders as part of the Trust until required to be disbursed in accordance with the provisions of the Indenture. Such funds will be segregated by separate recordation on the trust ledger of the Trustee so long as such practice preserves a valid preference of Unit Holders under the bankruptcy laws of the United States, or if such preference is not preserved, the Trustee shall handle such funds in such other manner as shall constitute the segregation and holding thereof in trust within the meaning of the Investment Company Act of 1940, as the same may be from time to time amended. To the extent permitted by the Indenture and applicable banking regulations, such funds are available for use by the Trustee pursuant to normal banking procedures. The Trustee is authorized by the Indenture to withdraw from the Principal Account to the extent funds are not sufficient in the Income Account such amounts as it deems necessary to pay the expenses of the Trust. (see "Expenses and Charges"). The Trustee may also withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets for purposes of determining the amount of distributions until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Income Account, to the extent available, that portion of the Redemption Price which represents income. The balance paid on any redemption, including income, if any, shall be withdrawn from the Principal Account of the Trust to the extent that funds are available. If such available balance is insufficient, the Trustee is empowered to sell Securities in order to provide monies for redemption of Units tendered (see "Rights of Unit Holders--Tender of Units for Redemption"). It is anticipated that the net asset value per Unit will be reduced quarterly by the quarterly payment of the Deferred Sales Charge. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account maintained by the Trustee for purposes of satisfying Unit Holders' Deferred Sales Charge obligations. Fund Shares will be sold to pay the Deferred Sales Charge to the Sponsor on each Deferred Sales Charge Deduction Date set forth in the Summary of Essential Information and to pay Trust organizational costs.


REPORTS AND RECORDS

     With each distribution, the Trustee will furnish to the Unit Holders a statement of the amounts of dividends and other receipts, if any, expressed in each case as a dollar amount per Unit.

     Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who was a Unit Holder of record at any time during the calendar year a statement setting forth:

     1. As to the Income Account:

          o dividends and other cash amounts received,

          o deductions for payment of applicable taxes and for fees and expenses of the Trust,

          o redemptions of Units, and

          o the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;

     2. As to the Principal Account:

          o the dates of disposition and identity of any Securities and the net proceeds received therefrom,

          o deductions for payments of applicable taxes and for fees and expenses of the Trust, for payment of the Deferred Sales Charge and redemptions of Units, and

          o the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;

     3. And the following information:

          o a list of Securities held and the number of Units outstanding on the last business day of such calendar year,

          o the Redemption Price per Unit based upon the last computation thereof made during such calendar year,

          o amounts actually distributed during such calendar year from the Income Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding on the last business day of such calendar year, and

          o an annual report of original issue discount accrual.

     The Trustee shall keep available for inspection by Unit Holders at all reasonable times during usual business hours books of record and account of its transactions as Trustee, including records of the names and addresses of Unit Holders, a current list of Securities in the portfolio and a copy of the Indenture.

TENDER OF UNITS FOR REDEMPTION


     Units may be tendered to the Trustee for redemption at its unit investment trust office at 101 Barclay Street, New York, New York 10286, upon delivery of a request for redemption and payment of any relevant tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.



     In order for Units to be redeemed you must have your signature guaranteed by an officer of a national bank or trust company or by a member firm of either the New York, Midwest or Pacific Stock Exchanges. In certain instances the Trustee may require additional documents such as, but not limited to:


     o trust instruments,

     o certificate of death,

     o appointments as executor or administrator, or

     o certificates of corporate authority

     Within three business days following such tender you will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth in the "Summary of Essential Information" in Part A on the date of tender (see "Rights of Unit Holders--Computation of Redemption Price per Unit.") The "date of tender" is deemed to be the date on which Units are received by the Trustee. For Units received after the Evaluation Time, the date of tender is the next day when the New York Stock Exchange is open for trading, and these Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.



     There is no sales charge incurred when you tender your Units to the Trustee for redemption, however, any unpaid DSC will reduce the redemption proceeds. All amounts paid on redemption representing income will be withdrawn from the Income Account to the extent monies are available. All other amounts will be paid from the Principal Account. In order to provide money for redemption of Units, the Trustee is required by the Indenture to sell Fund Shares and Treasury Obligations, to the extent possible in the same ratio as the ratio of Fund Shares and Treasury Obligations then held in the Trust. To the extent Securities are sold, the size of the Trust will be reduced. These sales could result in a loss to the Trust. The redemption of a Unit for cash will constitute a taxable event under the Code (see "Tax Status of the Trust").


PURCHASE BY THE SPONSOR OF UNITS TENDERED FOR REDEMPTION


     The Indenture requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor is maintaining a bid in the secondary market, the Sponsor, before the close of business on the second succeeding business day, may purchase any Units tendered to the Trustee for redemption at the price so bid by making payment therefor to you in an amount not less than the Redemption Price and not later than the day on which the Units would otherwise have been redeemed by the Trustee, i.e., you will receive the Redemption Price from the Sponsor within 3 business days of the date of tender (see "Public Offering of Unit--Secondary Market"). Units held by the Sponsor may be tendered to the Trustee for redemption as any other units. The price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see "Public Offering of Units--Public Offering Price"). Any profit resulting from the resale of those Units will belong to the Sponsor, which likewise will bear any loss resulting from a reduction in the offering or redemption price after its acquisition of those Units (see "Public Offering of Units--Profit of Sponsor").


COMPUTATION OF REDEMPTION PRICE PER UNIT

     The Redemption Price per Unit is determined by the Trustee as of the Evaluation Time on the date any such determination is made. The Redemption Price is each Unit's pro rata share, determined by the Trustee, of the sum of:

     o the aggregate bid side evaluation of the Treasury Obligations in the Trust, as determined by the Evaluator, and the net asset value of the Fund Shares in the Trust determined as of the Evaluation Time set forth in the "Summary of Essential Information"; and

     o cash on hand in the Trust and dividends receivable on Fund Shares (other than cash deposited by the Sponsor for the purchase of Securities);

less amounts representing:

     o accrued taxes and governmental charges payable out of the Trust,

     o the accrued expenses of the Trust, and

     o cash held with respect to previously tendered Units or for distribution to Unit Holders of record as of a date prior to the evaluation,

     o any Deferred Sales Charge balance and

     o any Reserve Account ("Redemption Price").

     The right of redemption may be suspended and payment of the Redemption Price per Unit postponed for more than seven calendar days following a tender of Units for redemption for any period during which the New York Stock Exchange is closed, other than for weekend and holiday closing, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Neither the Trustee nor the Sponsor is liable to any person or in any way for any loss or damage that may result from any such suspension or postponement.

            COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION PRICE

     While the Public Offering Price of Units during the initial offering period is determined on the basis of the current offering prices of the Treasury Obligations and the net asset value for Fund Shares, the Public Offering Price of Units in the secondary market and the Redemption Price of Units are determined on the basis of the current bid prices of the Treasury Obligations and the net asset value of the Fund Shares. On a recent date, the Public Offering Price (which includes a sales charge) exceeded the Redemption Price by the amount indicated under "Summary of Essential Information." The bid prices for the Securities are expected to be less than the offering prices. The amount realized by a Unit Holder upon any redemption of Units may be less than the price paid by him for such Units.

                                    SPONSOR

     Prudential Securities Incorporated ("Prudential Securities") is a Delaware corporation and is engaged in the underwriting, securities and commodities brokerage business and is a member of the New York Stock Exchange, Inc., other major securities exchanges and commodities exchanges and the National Association of Securities Dealers, Inc. Prudential Securities, a wholly owned subsidiary of Prudential Securities Group Inc. and an indirect wholly owned subsidiary of The Prudential Insurance Company of America, is engaged in the investment advisory business. Prudential Securities has acted as principal underwriter and managing underwriter of other investment companies. In addition to participating as a member of various selling groups or as an agent of other investment companies, Prudential Securities executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker-dealer in securities.

LIMITATIONS ON LIABILITY


     The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Indenture. The Sponsor shall be under no liability to Unit Holders for taking any action or for refraining from any action in good faith or for errors in judgment. Likewise, the Sponsor shall not be liable or be responsible in any way for any default, failure of defect in any Security or for depreciation or loss incurred by reason of the sale of any Securities. The Sponsor will, however, be liable for (1) its own willful misfeasance, (2) bad faith, (3) gross negligence or (4) reckless disregard of its obligations and duties (see "Sponsor--Responsibility").


RESPONSIBILITY

     The Trust is not a managed registered investment company. Securities will not be sold by the Trustee to take advantage of ordinary market fluctuations. Although the Sponsor and Trustee do not presently intend to dispose of Securities, the Indenture permits the Sponsor to direct the Trustee to dispose of any Security in the Trust for the purpose of redeeming Units tendered for redemption and to dispose of Fund Shares to pay Trust expenses, Trust organizational costs and the Deferred Sales Charge.

     The proceeds resulting from the disposition of any Security in the Trust will be distributed as set forth under "Rights of Unit Holders--Distributions" to the extent such proceeds are not utilized for the purpose of redeeming Units or paying Trust expenses.

RESIGNATION

     If at any time the Sponsor shall resign under the Indenture or shall fail to perform or be incapable of performing its duties thereunder or shall become bankrupt or its affairs are taken over by public authorities, the Indenture directs the Trustee to either:


     o Appoint a successor Sponsor or Sponsors at rates of compensation deemed reasonable by the Trustee not exceeding amounts prescribed by the Securities and Exchange Commission;



     o Act as Sponsor itself without terminating the Trust; or



     o Terminate the Trust. The Trustee will promptly notify Unit Holders of any such action.


                                    TRUSTEE

     The Trustee is The Bank of New York. It is a New York Bank with its principal executive office located at 101 Barclay Street, New York, New York 10286. The Trustee is organized under the laws of the State of New York, is a member of the New York Clearing House Association and is subject to supervision and examination by the superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. Unit Holders should direct inquiries regarding distributions, address changes and other matters related to the administration of the Trust to the Trustee at Unit Investment Trust Division, P.O. Box 974, Wall Street Station, New York, New York 10286-0974.

LIMITATIONS ON LIABILITY

     The Trustee shall not be liable or responsible in any way for:


     o Depreciation or loss incurred by reason of the disposition of any monies, Securities or certificates; or



     o In respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents.


     The Trustee, however, shall be liable for willful misfeasance, bad faith, negligence or reckless disregard for its obligations and duties. In addition, the Indenture provides that the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Trust which the Trustee may be required to pay under current or future laws of the United States or any other taxing authority having jurisdiction.

RESPONSIBILITY


     The Trustee shall not be liable for any default, failure or defect in any Security or for any depreciation or loss by reason of any sale of Fund Shares or by reason of the failure of the Sponsor to give directions to the Trustee.


     The Trustee may sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units tendered for redemption. Fund Shares will be sold first unless the Sponsor is able to sell Treasury Obligations and Fund Shares in the proportionate relationship between the maturity values of the Treasury Obligations and the number of Fund Shares.

     Amounts received by the Trust upon the sale of any Security under the conditions set forth above will be deposited in the Principal Account when received and to the extent not used for the redemption of Units or for payment of the DSC will be distributable by the Trustee to Unit Holders of record on the Quarterly Record Date next prior to a Quarterly Distribution Date.

     For information relating to the responsibilities of the Trustee under the Indenture, reference is also made to the material set forth under "Rights of Unit Holders" and "Sponsor--Resignation."

RESIGNATION


     By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event, the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. The Sponsor may remove the Trustee for any reason either with or without cause. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If upon resignation of a trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. A successor trustee has the same rights and duties as the original trustee except to the extent, if any, that the Indenture is modified as permitted by its terms.


                                   EVALUATOR

     The Evaluator is Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., with main offices located at 65 Broadway, New York, New York 10006.

LIMITATIONS ON LIABILITY

     The Trustee, Sponsor and Unit Holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit Holders for errors in judgement. The Evaluator shall, however, be liable for its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties under the Indenture.

RESPONSIBILITY

     The Indenture requires the Evaluator to evaluate the Treasury Obligations on the basis of their bid prices on the last business day of June and December in each year, on the day on which any Unit is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor. For information relating to the responsibility of the Evaluator to evaluate the Treasury Obligations, see "Public Offering of Units--Public Offering Price."

RESIGNATION

     The Evaluator may resign or may be removed by the Sponsor, and the Sponsor is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor accepts appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

                   AMENDMENT AND TERMINATION OF THE INDENTURE

AMENDMENT


     The Trustee and the Sponsor or their respective successors may amend the Indenture and Agreement from time to time without the consent of Unit Holders so as:



     o to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent with any provision contained therein;



     o to change any provision thereof as may be required by the Securities and Exchange Commission or as any successor governmental agency exercising similar authority may require; or



     o to make such other provision in regard to matters or questions arising thereunder as shall not adversely affect the interest of the Unit Holders.


     The Indenture and Agreement may also be amended by the Sponsor and Trustee with the consent of Unit Holders evidencing 51% of the Units at the time outstanding for the purposes of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of Unit Holders.


     In no event shall the Indenture be amended so as:



     o to increase the number of Units issuable thereunder except as the result of the additional deposits of Securities;



     o to permit the deposit of Securities after the Date of Deposit except in accordance with the terms and conditions of the Indenture as initially adopted;



     o to permit any other acquisition of securities or other property by the Trustee either in addition to or in substitution for any of the Securities on hand in the Trust;



     o to permit the Trustee to vary the investment of the Unit Holders or to empower the Trustee to engage in business or to engage in investment activities not specifically authorized in the Indenture as originally adopted; or


     o to adversely affect the characterization of the Trust as a grantor trust for Federal income tax purposes.

     In the event of any amendment, the Trustee is obligated to promptly notify all Unit Holders of the substance of such amendment.

TERMINATION


     The Trust may be terminated at any time by the consent of the Unit Holders of 51% of the Units or by the Trustee upon the direction of the Sponsor when the aggregate net value of all Trust assets as shown by an evaluation made as described under "Evaluator--Responsibility" is less than 40% of the aggregate maturity values of the Treasury Obligations deposited in the Trust on the Date of Deposit and subsequent thereto calculated after the most recent deposit of Treasury Obligations in the Trust or if there has been a material change in the Fund's objectives. However, in no event may the Trust continue beyond the Mandatory Termination Date set forth under "Summary of Essential Information" in Part A. In the event of termination, written notice thereof will be sent by the Trustee to all Unit Holders.



     Within a reasonable period after termination, the Trustee will sell any Securities remaining in the Trust (other than Fund Shares for which an in kind distribution has been requested) and, after paying all expenses and charges incurred by the Trust, will distribute to each Unit Holder his pro rata share of:


     o the amount realized upon disposition of the Fund Shares unless the Unit Holder notifies the Trustee in writing of his preference for distribution "in kind,"


     o the amount realized upon the disposition or maturity of the Treasury Obligations, and


     o any other assets of the Trust.

     A Unit Holder may invest the proceeds of the Treasury Obligations in Fund Shares at such shares' net asset value, which shares shall be subject to Fund 12b-1 fees. The sale of the Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time and, therefore, the amount realized by a Unit Holder on termination may be less than the principal amount of Treasury Obligations represented by the Units held by such Unit Holder.


CODE OF ETHICS

     The Sponsor in connection with the Trust has adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on Trust portfolio transactions. Persons subject to the code of ethics are permitted to invest in securities including securities that may be held by the Trust. The goal of the code is to prevent fraud, deception or misconduct against the Trust and to provide reasonable standards of conduct. See the back cover of the Prospectus for information on obtaining a copy of the code of ethics.

                                 LEGAL OPINIONS

     The legality of the Units offered hereby has been passed upon by Cahill Gordon & Reindel, 80 Pine Street, New York, New York 10005, as special counsel for the Sponsor.

                              INDEPENDENT AUDITORS

     The Statement of Financial Condition and Schedule of Portfolio Securities of the Government Securities Equity Trust included in this Prospectus has been audited by Deloitte & Touche LLP, certified public accountants, as stated in their report appearing herein, and is included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

--------------------------------------------------------------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THE PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO REPRESENT TO YOU OR PROVIDE TO YOU INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

--------------------------------------------------------------------------------

             ------------------------------------------------------

                       GOVERNMENT SECURITIES EQUITY TRUST
                                   SERIES 11

                                     [LOGO]

             ------------------------------------------------------

                                    SPONSOR

                       PRUDENTIAL SECURITIES INCORPORATED
                               ONE SEAPORT PLAZA
                               199 BARCLAY STREET
                            NEW YORK, NEW YORK 10286

                                    TRUSTEE

                              THE BANK OF NEW YORK
                               101 BARCLAY STREET
                            NEW YORK, NEW YORK 10286

                     This Prospectus does not contain complete information about the investment company filed with the Securities and Exchange Commission in Washington, D.C. under the:


                       o Securities Act of 1933 (file no. 333-38796)

                     and

                       o Investment Company Act of 1940 (file
                         no. 811-5694).

                     Information about the Trust can be reviewed and copied at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-6009.

                     CALL: 1-202-942-8090 for information about the Public Reference Room

                     VISIT: the EDGAR database of the SEC's website at
                            http://www.sec.gov for reports and other information about the Trust. Copies may be obtained, after paying a duplicating fee, by writing the Commission or by electronic request to publicinfo@sec.gov.

--------------------------------------------------------------------------------

                                    PART II.

               ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS
                       CONTENTS OF REGISTRATION STATEMENT

ITEM A-BONDING ARRANGEMENTS

     The employees of Prudential Securities Incorporated are covered under Broker's Blanket Policies, Standard Form No. 14 in the aggregate amount of $62,500,000.

ITEM B-CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

          The cross-reference sheet.

          The Prospectus.

          Signatures.

          Written consents of the following persons:

                    Cahill Gordon & Reindel (included in Exhibit 5).

                   *Deloitte & Touche LLP.

     The following Exhibits:


*******Ex- 3.(i) -- Certificate of Incorporation of Prudential Securities
                    Incorporated dated March 29, 1993.
   ****Ex- 3.(ii)-- Revised By-Laws of Prudential Securities Incorporated as
                    amended through September 28, 1998.
      *Ex- 4.a   -- Trust Indenture and Agreement dated July 18, 2000.
      *Ex- 4.b   -- Reference Trust Agreement dated July 18, 2000.
      *Ex- 5     -- Opinion of counsel as to the legality of the securities being registered.
      *Ex-23     -- Consent of Kenny S&P Evaluation Services, a division of J.J.
                    Kenny Co., Inc. (as evaluator)
     ***Ex-24    -- Powers of Attorney executed by a majority of the Board of
                    Directors of Prudential Securities Incorporated.
*******Ex-99.1   -- Information as to Officers and Directors of Prudential
                    Securities Incorporated is incorporated by reference to
                    Schedules A and D of Form BD filed by Prudential Securities
                    Incorporated, pursuant to Rules 15b1-1 and 15b3-1 under the
                    Securities Exchange Act of 1934 (1934 Act File
                    No. 8-27154).
*******Ex-99.2   -- Affiliations of Sponsor with other investment companies.
*******Ex-99.3   -- Broker's Blanket Policies, Standard Form No. 14 in the
                    aggregate amount of $62,500,000.
   **Ex-99.A(11) -- Code of Ethics


------------------
      * Filed herewith.

     ** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust Low Five Portfolio Series 32, Registration No. 333-33450 (filed May 4,
        2000).

    *** Incorporated by reference to exhibits of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust Series 172, Registration No. 33-54681 (filed October
        13, 1994), National Equity Trust, Top Ten Portfolio Series 3, Registration No. 333-15919 (filed January 31, 1997), and National
        Equity Trust, Low Five Portfolio Series 17, Registration No. 333-44543 (filed January 20, 1998).
   **** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust Series 186, Registration No. 33-54697 (filed August 9, 1996) and National Equity Trust, S&P 500 Strategy Trust Series 2, Registration No. 333-39521 (filed October 14, 1998).
  ***** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust Low Five Portfolio Series 6, Registration No. 333-01889 (filed May 1, 1996).
 ****** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust Top Ten Portfolio Series 1, Registration No. 333-02753 (filed September 24,
        1996).
******* Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Comission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust, Low Five Portfolio Series 31, Registration No. 333-96071 (filed February 3,
        2000).

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant, Government Securities Equity Trust Series 11, has duly caused this Amendment
No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York on July 18, 2000.





GOVERNMENT SECURITIES EQUITY TRUST SERIES 11,

                     (Registrant)

                     By PRUDENTIAL SECURITIES INCORPORATED
                     (Depositor)


                     By: /s/ RICHARD R. HOFFMANN
                         ----------------------------------------
                             Richard R. Hoffmann
                             First Vice President


                     By the following persons,* who constitute a majority of the Board of Directors of Prudential Securities Incorporated

                                   A. Laurence Norton, Jr.
                                   Vincent T. Pica II
                                   James D. Price
                                   Hardwick Simmons



                     By: /s/ RICHARD R. HOFFMANN
                         ----------------------------------------
                             Richard R. Hoffmann
                             First Vice President
                             Unit Investment Trust Department,
                             As Authorized Signatory for Prudential Securities
                     Incorporated and Attorney-in-Fact for the persons listed above

------------------
* Pursuant to Powers of Attorney previously filed.

                               CONSENT OF COUNSEL


     The consent of Cahill Gordon & Reindel to the use of its name in the Prospectus included in this Registration Statement is contained in its opinion filed as Exhibit 5 to this Registration Statement.

                        CONSENT OF INDEPENDENT AUDITORS


     We consent to the use in this Amendment No. 1 to Registration Statement No. 333-38796 on Form S-6 of our report dated July 18, 2000, appearing in the Prospectus which is part of this Registration Statement for the Government Securities Equity Trust Series 11. We consent to the reference to our Firm as experts under the heading "Independent Auditors" in the Prospectus which is a part of this Registration Statement.



DELOITTE & TOUCHE LLP

A

New York, New York
July 18, 2000

                                 EXHIBIT INDEX


     EXHIBIT
       NO.                                                 EXHIBIT INDEX                                        PAGE
------------------   -----------------------------------------------------------------------------------------  -----
*******Ex- 3.(i)      --   Certificate of Incorporation of Prudential Securities Incorporated dated
                           March 29, 1993.
   ****Ex- 3.(ii)     --   Revised By-Laws of Prudential Securities Incorporated as amended through
                           September 28, 1998.
      *Ex- 4.a        --   Trust Indenture and Agreement dated July 18, 2000.
      *Ex- 4.b        --   Reference Trust Agreement dated July 18, 2000.
      *Ex- 5          --   Opinion of counsel as to the legality of the securities being registered.
      *Ex-23          --   Consent of Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc. (as evaluator)
    ***Ex-24          --   Powers of Attorney executed by a majority of the Board of Directors of Prudential
                           Securities Incorporated.
*******Ex-99.1        --   Information as to Officers and Directors of Prudential Securities Incorporated is
                           incorporated by reference to Schedules A and D of Form BD filed by Prudential
                           Securities Incorporated, pursuant to Rules 15b1-1 and 15b3-1 under the Securities
                           Exchange Act of 1934 (1934 Act File No. 8-27154).
*******Ex-99.2        --   Affiliations of Sponsor with other investment companies.
*******Ex-99.3        --   Broker's Blanket Policies, Standard Form No. 14 in the aggregate amount of
                           $62,500,000.
     **Ex-99.A(11)    --   Code of Ethics
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
       *  Filed herewith.
      **  Incorporated by reference to exhibit of same designation filed with the Securities and Exchange
          Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National
          Equity Trust, Low Five Portfolio Series 32, Registration No. 333-33450 (filed May 4, 2000).
     ***  Incorporated by reference to exhibits of same designation filed with the Securities and Exchange
          Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National
          Municipal Trust Series 172, Registration No. 33-54681 (filed October 13, 1994), National Equity Trust,
          Top Ten Portfolio Series 3, Registration No. 333-15919 (filed January 31, 1997), and National Equity
          Trust, Low Five Portfolio Series 17, Registration No. 333-44543 (filed January 20, 1998).
    ****  Incorporated by reference to exhibit of same designation filed with the Securities and Exchange
          Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National
          Municipal Trust Series 186, Registration No. 33-54697 (filed August 9, 1996) and National Equity Trust,
          S&P 500 Strategy Trust Series 2, Registration No. 333-39521 (filed October 14, 1998).
   *****  Incorporated by reference to exhibit of same designation filed with the Securities and Exchange
          Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National
          Equity Trust Low Five Portfolio Series 6, Registration No. 333-01889 (filed May 1, 1996).
  ******  Incorporated by reference to exhibit of same designation filed with the Securities and Exchange
          Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National
          Equity Trust Top Ten Portfolio Series 1, Registration No. 333-02753 (filed September 24, 1996).
 *******  Incorporated by reference to exhibit of same designation filed with the Securities and Exchange
          Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National
          Equity Trust, Low Five Portfolio Series 31, Registration No. 333-96071 (filed February 3, 2000).
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